

Amgen Inc

2001 Annual Report


RECEIVED
MAR 26 2002
384

A Life *Worth* Living

Contents






MAR 26 2002

Kevin Sharer CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Letter to *Stockholders*

The first year of the new century marked a transition point for Amgen in several important ways. We launched two significant new products. We made promising advances in clinical and preclinical research. We brought new leadership into key areas of our business. We announced an acquisition with great promise. And we affirmed our core values and began to transform key operating processes to prepare for a more competitive and demanding future. We are confident these steps will result in increased value for patients and stockholders over time.

Among the most important achievements of the year, we established the means to serve more patients in more ways than ever before, launching two new products and laying the groundwork for a third approval achieved in early 2002.

Aranesp™ (darbepoetin alfa) represents a new standard of care for anemia. Its approval in 2001 in the United States, Europe, Australia, and New Zealand for the treatment of anemia in chronic renal failure is a significant step toward Amgen's ultimate goal – global leadership in the treatment of anemia in all medical settings. Advancing that goal further were the worldwide regulatory filings we submitted for the use of Aranesp™ in the treatment of chemotherapy-induced anemia. Given the range of conditions that can induce anemia, and the growing body of evidence that its early identification and treatment may enhance overall patient outcomes, we believe the market for anemia treatments will approach $10 billion by 2005.

Kineret™ (anakinra), the first therapeutic delivered from our inflammation program, received U.S. approval in 2001 for use in the treatment of the signs and symptoms of rheumatoid arthritis. Kineret™ is unique in its ability to mitigate inflammation by blocking interleukin-1, a key cytokine implicated in the immune system's inflammation cascade. We believe the worldwide market for biologic treatments for rheumatoid arthritis and related diseases will exceed $8 billion by 2005.

Research and Development Expenses
($ in millions)



92 93 94 95 96 97 98 99 00 01

2001	**$865.0**
2000	845.0
1999	822.8
1998	663.3
1997	630.8
1996	528.3
1995	451.7
1994	323.6
1993	255.3
1992	182.3

Stockholders' Equity
($ in millions)



92 93 94 95 96 97 98 99 00 01

2001	**$5,217.2**
2000	4,314.5
1999	3,023.5
1998	2,562.2
1997	2,139.3
1996	1,906.3
1995	1,671.8
1994	1,274.3
1993	1,172.0
1992	933.7

Amgen Staff



92 93 94 95 96 97 98 99 00 01

2001	**7,682**
2000	7,326
1999	6,355
1998	5,585
1997	5,372
1996	4,709
1995	4,084
1994	3,396
1993	3,109
1992	2,363

1998	1997	1996	1995	1994	1993	1992
$2,514.4	$2,219.8	$2,088.2	$1,818.6	$1,549.6	$1,306.3	$1,050.7
203.8	181.2	151.6	121.3	98.3	67.5	42.3
2,718.2	2,401.0	2,239.8	1,939.9	1,647.9	1,373.8	1,093.0
663.3	630.8	528.3	451.7	323.6	255.3	182.3
515.4	483.8	470.6	418.4	359.8	328.4	292.2
(23.0)	157.0	—	—	116.4	(13.9)	(77.1)
863.2	644.3	679.8	537.7	319.7	383.3	357.6
0.82	0.59	0.61	0.48	0.29	0.33	0.30
—	—	—	—	—	—	—

1998	1997	1996	1995	1994	1993	1992
$3,672.2	$3,110.2	$2,765.6	$2,432.8	$1,994.1	$1,765.5	$1,374.3
223.0	229.0	59.0	177.2	183.4	181.2	129.9
2,562.2	2,139.3	1,906.3	1,671.8	1,274.3	1,172.0	933.7

Total Revenues
($ in millions)


92 93 94 95 96 97 98 99 00 01

Year	Total Revenues
2001	$4,015.7
2000	3,629.4
1999	3,340.1
1998	2,718.2
1997	2,401.0
1996	2,239.8
1995	1,939.9
1994	1,647.9
1993	1,373.8
1992	1,093.0

Net Income
($ in millions)


92 93 94 95 96 97 98 99 00 01

Year	Net Income
2001	$1,119.7
2000	1,138.5
1999	1,096.4
1998	863.2
1997	644.3
1996	679.8
1995	537.7
1994	319.7
1993	383.3
1992	357.6

Diluted Earnings Per Share


92 93 94 95 96 97 98 99 00 01

Year	Diluted Earnings Per Share
2001	$1.03
2000	1.05
1999	1.02
1998	0.82
1997	0.59
1996	0.61
1995	0.48
1994	0.29
1993	0.33
1992	0.30

Consolidated Statement of Operations Data
(In millions, except per share data)

Years ended December 31,	2001	2000	1999
Revenues:			
Product sales[(1)]	$3,511.0	$3,202.2	$3,042.8
Other revenues	504.7	427.2	297.3
Total revenues	4,015.7	3,629.4	3,340.1
Research and development expenses	865.0	845.0	822.8
Selling, general, and administrative expenses	970.7	826.9	654.3
Other items, net[(2)]	203.1	(18.8)	(49.0)
Net income	1,119.7	1,138.5	1,096.4
Diluted earnings per share[(2)]	1.03	1.05	1.02
Cash dividends per share	—	—	—

Consolidated Balance Sheet Data
(In millions)

At December 31,	2001	2000	1999
Total assets	$6,443.1	$5,399.6	$4,077.6
Long-term debt	223.0	223.0	223.0
Stockholders' equity	5,217.2	4,314.5	3,023.5

[(1)] Due to Year 2000 contingency planning in the fourth quarter of 1999, the Company offered extended payment terms on limited shipments of EPOGEN® (Epoetin alfa) and NEUPOGEN® (Filgrastim) to certain wholesalers. These Year 2000 related sales totaled $45 million, or $0.02 per share, in 1999.

[(2)] The amount in 2001 is primarily related to the costs of terminating collaboration agreements with various third parties. The amounts in 2000 and 1994 include write-offs of acquired in-process research and development of $30.1 million and $116.4 million, respectively. The amount in 2000 also includes a charitable contribution of $25 million to the Amgen Foundation and a $73.9 million benefit related to a legal proceeding. The amounts in other years are comprised of benefits and expenses related to various legal proceedings. See Notes 4 and 11 to the Consolidated Financial Statements for a discussion of the amounts in 2001, 2000, and 1999. In 2001, the amount in Other items, net combined with an inventory write-off of $39.5 million recorded in cost of sales decreased earnings per share by $0.15. Other items, net increased/(decreased) earnings per share by $0.00 in 2000, $0.03 in 1999, $0.01 in 1998, ($0.09) in 1997, ($0.10) in 1994, $0.01 in 1993, and $0.04 in 1992.

Neulasta™ (pegfilgrastim), Amgen's new white blood cell stimulator, is less-frequently administered than NEUPOGEN® (Filgrastim), Amgen's breakthrough infection-fighting drug therapy introduced in 1991 to support cancer patients receiving chemotherapy. With its easier, once-per-chemotherapy-cycle dosing, Neulasta™ has the potential to help more cancer patients than ever before successfully tolerate a complete course of chemotherapy by avoiding the potential complications of infection. Last year, we submitted U.S., European, Canadian, and Australian applications for its use in cancer chemotherapy treatment settings. In January 2002, we received U.S. approval for Neulasta™ in the chemotherapy-induced neutropenia setting.

Amgen's research and development programs were also productive last year in identifying and advancing a series of potential new therapeutics. We initiated phase 3 clinical studies for two promising drug candidates, KGF and AMG 073. And, more recently, we announced promising new research collaboration agreements with three companies. Overall, Amgen is poised to introduce more products into development in 2002 and 2003 than we have in the past ten years combined. To focus our resources more efficiently, we also chose to end collaboration agreements with two companies, Praecis Pharmaceuticals Incorporated and Guilford Pharmaceuticals Inc.

We continued to meet patient demand for our existing product line, maintaining an industry-leading position in the manufacturing and distribution of biologically based human therapeutics.

All told, Amgen manufactured six therapeutics last year, once again passing rigorous regulatory inspections for both quality and safety at our manufacturing facilities. In addition, the groundwork was laid to expand our manufacturing capacity to meet anticipated demand for both new and existing products. Our plans include a significant addition to Amgen's current manufacturing facilities in Puerto Rico.

Organizationally, we attracted significant new talent to key areas of our business as we scale up Amgen to meet the challenges of a growing product line and an increasingly ambitious research and development program.

We've added new senior management to the company's leadership ranks in a number of areas. Roger Perlmutter joined Amgen as executive vice president, research and development; Beth Seidenberg as senior vice president, development; George Morrow as executive vice president, worldwide sales and marketing; Richard Nanula as executive vice president, finance, strategy and communications, and chief financial officer; and Brian McNamee as senior vice president, human resources. These additions bolster what I believe is the most talented and committed management team in the biotechnology industry today. Early this year, we were delighted to have Patricia Sueltz, executive vice president

Amgen Values

- Be science-based
- Compete intensely and win
- Work in teams
- Create value for patients, staff, and stockholders
- Trust and respect each other
- Ensure quality
- Collaborate, communicate, and build consensus
- Be ethical

of Sun Microsystems, Inc., and Frank Biondi, senior managing director of WaterView Advisors LLC, join our board of directors.

Let me pause here to underscore just how valuable an asset we have in Amgen's nearly 8,000-strong workforce. The important contributions and personal sacrifices made each day by each of our staff members were thrown into sharp relief on September 11, when we lost Dora Menchaca in the horrific attacks on New York and Washington D.C. Dora was a dedicated and highly creative member of our clinical research staff. She was also a wonderful human being. Her loss has been deeply felt at Amgen by all those who worked with her. We have made a significant contribution in Dora's memory to the new UCLA Medical Center Amgen oncology wing.

Finally, and perhaps most exciting of all, at year-end we announced plans to acquire Immunex Corporation and, with it, a third blockbuster therapeutic and a strong scientific staff with leading research abilities in inflammation.

Immunex is one of the most successful biotechnology companies operating in our industry today. Its first-to-market inflammation biologic, ENBREL® (etanercept), acts against tumor necrosis factor, a protein that plays a key role in autoimmune diseases such as rheumatoid arthritis. It is a blockbuster therapeutic that has the potential to generate product sales of more than $3 billion annually by 2005. Together, ENBREL®, EPOGEN®(Epoetin alfa), NEUPOGEN®, Aranesp™, Kineret™, and Neulasta™ represent a product line unparalleled in our industry, and with significant patent protection until 2012 and beyond.

Amgen and Immunex are a strong combination for several reasons. Strategically, the transaction is expected to give Amgen immediate leadership in inflammation therapies and a world-class research organization in inflammation, while enhancing our overall product portfolio. Financially, the acquisition is expected to accelerate our sales growth and increase adjusted earnings-per-share growth by 2004.

With the completion of the proposed Immunex acquisition, the potential now exists for Amgen to more than double in size in the next five years.

Growth on that scale will require increasing levels of investment in human talent and corporate capabilities, a rigorous process for allocating resources, and a clear-eyed view of our competitive stance in world markets. We've made an excellent start. Look for more in the years ahead. I am confident that Amgen will make solid progress in 2002 towards our aspiration to be the world's best human therapeutics company.



Kevin W. Sharer
Chairman and
Chief Executive Officer

March 1, 2002



Investment in human and technical capabilities is rising along with our growth expectations. Amgen's R&D investment, in particular, reached an industry-leading 25% of product sales.



Richard Nanula EXECUTIVE VICE PRESIDENT, FINANCE, STRATEGY, AND COMMUNICATIONS AND CHIEF FINANCIAL OFFICER

Investments *Making*

"Scaling up Amgen to meet the demands of our tremendous growth opportunities is a *multi-faceted challenge.* It touches every part of our business and every process we have."

The capital markets are watching. They want to see Amgen succeed in delivering therapeutics that benefit patients, advance health care, and reward stockholders.



We are here to ensure that Amgen gets from A to B to C as efficiently and effectively as possible. From communications to strategy to finance, we must be a source of support and new ideas that can facilitate the growth and development of the company.

Total Revenues
($ in millions)


Total revenues have increased at a compound annual growth rate of 19.4% over the past ten years.
2001 $4,016
1999 3,340
1997 2,401
1995 1,940
1993 1,374
1991 682
91 93 95 97 99 01

Research and Development Expenses
($ in millions)


Research and development expenses have increased at a compound annual growth rate of 21.7% over the past ten years.
2001 $865.0
1999 822.8
1997 630.8
1995 451.7
1993 255.3
1991 120.9
91 93 95 97 99 01

Earnings Performance In a year marked by preparations for several new product introductions, Amgen continued to successfully balance the need to invest in the future with the desire to deliver quality financial results.

Continued growth in demand for the company's expanding line of therapeutics increased total product sales by 10% last year. Net income, excluding non-recurring items, was 36% of sales, among the industry's strongest net margins. Adjusted earnings per share, adjusted to exclude non-recurring items in both years, were $1.18 versus $1.05 in 2000, a 12% increase. In 2001, Amgen invested significant resources required to launch two new products and to prepare for the launch of a third.

Amgen expects growth in product sales to expand at an even faster rate through 2005 as new Amgen products gather market momentum and the company pursues applications for new products and new product indications in health care markets around the world. Potential new revenue and earnings streams from these activities could also help to diversify Amgen's sources of income.

Successful completion of Amgen's proposed acquisition of Immunex, which would bring with it an additional blockbuster therapeutic targeting inflammation, also has the potential to increase company sales and earnings (adjusted to exclude merger-related items) over the next few years.

Amgen's substantial annual cashflow from product sales and resulting strong balance sheet has allowed the company to reinvest profits into ongoing research and development programs, the lifeblood of a successful human therapeutics enterprise. Research and development spending in 2001 was 25% of total product sales, among the highest levels in the biotechnology and pharmaceuticals industries. This is the seventh consecutive year Amgen's research and development spending has exceeded 24%.

Financial Foundation Cashflow from operations, generated largely by Amgen's product sales, totaled nearly $1.5 billion in 2001. The size and quality of the company's cashflow has allowed Amgen to finance nearly all of its operations since the successful market debuts of EPOGEN® and NEUPOGEN®. Historically, Amgen has reinvested in the company's core business, in capital expenditures, in collaborations and new initiatives, and in selective share repurchases.

$100 Invested in Amgen
vs. S&P 500 Index


S&P 500
Amgen
12/31/86
12/31/01

	S&P 500	Amgen
1986	$100	$100
2001	$688	$12,245

Share Repurchase Since 1992
($ in billions)


$18.5
$5.5
Cost
12/31/01*
Theoretical
Value

*Based on the closing price of Amgen stock on December 31, 2001

Amgen holds substantial cash and short-term marketable securities on its balance sheet and also maintains a bank line of credit and other capital market relationships to ensure financial flexibility and adequate liquidity. At year-end 2001, the current portion of the company's assets totaled $3,858.6 million. In March 2002, Amgen received approximately $2.8 billion from the issuance of 30-year zero coupon senior notes that are convertible into shares of the company's common stock. These notes have a yield to maturity of 1.125% and an initial conversion price of $80.61. Amgen used $650 million of the proceeds from the sale of the notes to repurchase approximately 11.3 million shares of its common stock. The remainder of the proceeds will be used for general corporate purposes.

Amgen's overall balance sheet strength and substantial cash-generating capabilities provide important sources of financing, not only for internal research and development activities and ongoing expansion of company operations, but also for potential product candidate in-licensing opportunities and strategic acquisitions, such as the proposed Immunex transaction. As markets for the company's potential new therapeutics become increasingly competitive, Amgen's strong financial position is a distinct competitive advantage.

Creating Stockholder Value Amgen remains committed to creating long-term value for its stockholders, balancing near-term earnings growth with the need to continually re-invest substantial portions of its cashflow in new research and product development opportunities.

Since the company's initial public offering in 1983, shares of Amgen common stock have appreciated at a compound annual growth rate of 30%. An investment of $100 in Amgen on December 31, 1986 would have been worth approximately $12,000 at year-end 2001. Amgen's stock repurchase program primarily reduces the dilutive effect from the employee stock option and the stock purchase plans. Our stock repurchase program also represents one measure of our confidence in the long-term value of Amgen's stock. In 2001, Amgen repurchased 12.7 million shares of its common stock at an average price of $58 per share, at a total cost of $737.5 million. Since 1992, Amgen has bought back 327.4 million shares at an average price of approximately $17 per share. The closing price of Amgen stock on December 31, 2001 was $56 per share.

More than 1 million people in the U.S. alone exhibit signs of chronic renal failure.



Up to one-third of these people are believed to have low red blood cell production, which results in anemia. But these estimates are just a starting point. The debilitating impact of anemia, which causes fatigue, impaired cognitive and physical functioning, and may contribute to cardiovascular disease, occurs in a number of medical settings.

Anemia can result from cancer-related chemotherapy, as well as the underlying cancer itself. It can also accompany many other serious conditions, such as rheumatoid arthritis and HIV/AIDS. Indeed, anemia can be present in any patient who suffers substantial blood loss as a result of surgical treatment.

The appearance of anemia across such a wide spectrum of medical conditions and treatment settings underscores the broad potential of Amgen's newest anemia treatment, Aranesp™ (darbepoetin alfa). A more powerful, longer-lasting therapeutic than Epoetin alfa, Aranesp™ can simplify anemia management for patients and health care providers alike with the benefit of less-frequent dosing.

Aranesp™ was approved last year in the United States, Europe, Australia, and New Zealand for the treatment of anemia associated with chronic renal failure, Amgen's first area of focus for the new therapeutic. For chronic renal failure patients, both on dialysis and not on dialysis, the new molecule retains the efficacy of EPOGEN® (Epoetin alfa) while adding the benefit of less-frequent dosing. For health care staff, this may mean less time spent managing anemia.

With the availability of the new therapeutic, doctors may begin using Aranesp™ for the treatment of anemia earlier in the progression of renal failure. Although only a small proportion of patients today are treated for anemia prior to the onset of dialysis, as many as one-third may suffer from the condition. And there is a growing body of evidence to suggest that early treatment is beneficial.

Amgen also is pursuing regulatory approval in the United States, Europe, Canada, Australia, and New Zealand for Aranesp™ in the treatment of cancer-related anemia. As many as 60% of cancer patients suffer from anemia, either because of the cancer itself, or as a side effect of chemotherapy. Clinical trials suggest that treatment of cancer-related anemia with Aranesp™ may be effective when given once weekly, once every two weeks, or once every three weeks. In over two-thirds of cases, cancer chemotherapy is given in similar one-, two- and three-week cycles.

Amgen developed the first biologically derived treatment for anemia more than 13 years ago. EPOGEN® revolutionized the care of end-stage renal disease patients with anemia, who must undergo regular dialysis treatments to remove wastes from their blood. EPOGEN® is a recombinant protein with the same mechanism of





Amgen won an important legal victory in early 2001 upholding the company's intellectual property rights for its breakthrough therapeutic in the treatment of anemia.

action as human erythropoietin, a naturally occurring protein produced by the kidneys to stimulate the production of red blood cells. Patients with end-stage renal disease cannot produce erythropoietin adequately. Before the development of EPOGEN®, many of these patients suffered from chronic anemia and could not maintain vitality without regular blood transfusions. Today, more than 200,000 dialysis patients in the United States receive EPOGEN® therapy.







Amgen last year sought and received approval in the United States, Europe, Australia, and New Zealand for its newest anemia therapeutic, Aranesp™, in the treatment of anemia associated with chronic renal failure.



Since launching EPOGEN®, Amgen has worked diligently, in concert with renal health care professionals, to improve the lives of patients suffering from chronic renal failure. A long-time advocate of the National Kidney Foundation and its programs, Amgen supports the foundation's revised Kidney Disease Outcomes Quality Initiative guidelines, which broaden the treatment of kidney disease to encompass its early stages. The company also provides support for the International Dialysis Outcomes Practice Patterns Study, a worldwide initiative designed to identify and communicate best practices in dialysis care to improve patient morbidity and mortality.

More recently, Amgen launched an educational initiative with nephrologists (doctors who treat kidney-related illness) to help them identify and manage anemia as early as possible in patients suffering from chronic renal failure.

Aranesp™ is a product with blockbuster potential. Its less-frequent dosing offers significant advantages. And its long-term market potential is huge—anemia remains a frequently undiagnosed, under-treated condition. Our challenge is to ensure that people understand and act on those facts.



We're entering a more demanding, more competitive era in therapeutic development. Effective products remain the essential ingredient in our business, to be sure. But we must also engage the market on its own terms, addressing cost and relative efficacy in addition to long-term patient outcomes.

George Morrow EXECUTIVE VICE PRESIDENT, WORLDWIDE SALES AND MARKETING

Markets Developing

"What does brand-building have to do with improving patients' lives? Quite a lot, actually. Developing commercially *successful therapeutics* is as much about trust and collaboration as it is about good science."



There is a good deal of uncertainty inherent in our business. The more closely we collaborate and communicate within Amgen throughout the development process, the stronger the platform from which we will launch successful new products in important new markets.



More than 8 million people around the world are diagnosed with cancer each year.



In the United States alone, the number exceeds one million. Although treatments are growing in effectiveness and improving the survival rates for many types of cancer, the overall growth rate for new cancer diagnoses worldwide is estimated at more than 2% a year, outpacing the 1.7% estimated growth rate for the world's population.

While potential new treatments for cancer are being studied in thousands of global research settings, including Amgen's oncology research program, chemotherapy remains one of the most widely chosen treatment options for many types of cancer.

Unfortunately, chemotherapy can have side effects–among them neutropenia, a decline in the number of neutrophils, the infection-fighting white blood cells. For more than a decade, Amgen has helped cancer patients undergoing myelo-suppressive chemotherapy combat neu-tropenia with NEUPOGEN® (Filgrastim). This groundbreaking therapeutic is a recombinant form of a naturally occur-ring human protein that stimulates the production of neutrophils.

NEUPOGEN® is approved for use in 98 countries. Since its introduction in 1991, NEUPOGEN® has helped an estimated 3.5 million cancer patients tolerate their prescribed doses of chemotherapy treatment by reducing the incidence of costly and sometimes life-threatening infections.

Amgen supports a number of programs in conjunction with the oncology health care community to help optimize the benefits of NEUPOGEN®. These include data collection to assist oncologists by providing better information on the use of chemotherapy and NEUPOGEN®, as well as feedback on patient outcomes. This information has been particularly useful in helping physicians optimize treatment alternatives in the most cost-efficient manner.





Neulasta™, Amgen's new white blood cell booster, received U.S. regulatory approval early this year for use in preventing the potential complications of infection in the chemotherapy setting.





Amgen last year submitted filings with regulatory authorities in the United States, Europe, Canada, Australia, and New Zealand for the use of Amgen's newest anemia therapeutic, Aranesp™, in the treatment of chemotherapy-induced anemia.

KGF, a potential therapeutic for the treatment of oral mucositis, advanced to a phase 3 clinical trial in 2001.





Amgen's research and development program in oncology uses a variety of scientific approaches in the pursuit of novel therapeutics capable of targeting and eradicating tumor cells.

In early 2002, Amgen received U.S. regulatory approval for Neulasta™ (pegfilgrastim), Amgen's new white blood cell stimulator, in the chemotherapy setting. Patients currently receive daily injections of NEUPOGEN® following each cycle of chemotherapy. Clinical trials indicate that Neulasta™ helps protect against neutropenia using only a single injection per cycle of chemotherapy.

Once-per-cycle dosing with Neulasta™ will simplify the management of chemotherapy-induced neutropenia, potentially increasing the number of patients capable of successfully completing a prescribed cycle of chemotherapy without suffering neutropenic complications. In 2001, Amgen submitted applications to the U.S., European, Canadian, and Australian regulatory authorities for approval to market Neulasta™ for use in support of myelosuppressive chemotherapy treatment.

Another side effect of cancer chemotherapy and radiotherapy is mucositis, a painful ulceration of the mucosal lining of the mouth and gastrointestinal tract. This condition can produce mouth and throat sores that prevent patients from eating and may require pain medication. Amgen's keratinocyte growth factor (KGF) is being investigated for the treatment of oral mucositis. KGF is a recombinant form of a naturally occurring human growth factor that may stimulate the development of mucosal cells. Amgen initiated a phase 3 clinical trial of this product candidate in 2001.

Looking beyond supportive cancer-care treatments, Amgen has in recent years broadened the reach of its oncology research program. Amgen scientists now actively pursue the discovery and development of novel therapeutics capable of targeting and eradicating tumor cells. With substantial capabilities in a variety of scientific approaches, Amgen researchers are studying small molecules and human antibodies in addition to human proteins and growth factors as potential new therapeutics.

In 2000, Amgen licensed a novel cancer therapeutic antibody, epratuzumab, from Immunomedics, Inc. Amgen is evaluating this antibody to determine if it is effective in the treatment of non-Hodgkin's lymphoma, a malignant condition characterized by abnormal cell development of the lymphatic system. In 2001, Amgen disclosed encouraging interim results from a phase 2 clinical trial using epratuzumab in combination with a commercially available antibody, rituximab, in the treatment of this disease.

Kineret™ (anakinra) represents a significant step forward in Amgen's manufacturing capabilities. To meet the relatively large dosage requirements, we'll produce more than a metric ton of this new recombinant protein therapeutic annually.





Dennis Fenton, PhD EXECUTIVE VICE PRESIDENT

Challenges *Meeting*

"Operations is where great science is transformed into great products. Operations is focused on *efficiently supplying* all of our patients all the time with our breakthrough therapies."

Much of what we do requires breaking new ground. Ten years ago, Amgen helped pioneer commercial production of recombinant human proteins. We built the first multi-product human protein manufacturing facility. Today, we're laying the foundation to significantly scale up production.



Manufacturing biologically derived human therapeutics is a relatively young activity, one that few companies have mastered and even fewer pursue on the scale that we do at Amgen. But the bar continues to rise. Expanding our global production and distribution capacity is a never-ending challenge.

More than 6 million people worldwide live with rheumatoid arthritis.



It is one of several debilitating conditions characterized by painful and destructive inflammation. Normally, the body's inflammatory response is an orchestrated set of reactions that defend against harmful invading organisms and help repair damaged tissues. In diseases such as rheumatoid arthritis, control mechanisms fail and inflammatory reactions are directed against normal, healthy tissues, resulting in damage and loss of function.

Inflammation has been a target of Amgen's research programs for more than a decade. The company has launched its first therapeutic specifically targeted at inflammation and the disease most commonly associated with its destructive effects, rheumatoid arthritis. In November 2001, Kineret™ was approved in the United States for use in adult patients with moderate to severe rheumatoid arthritis unresponsive to other drug treatments.

Rheumatoid arthritis commonly involves painful inflammation of small and large joints. As the disease progresses, inflamed cells that line the joints may invade and damage bone and cartilage, while inflammatory proteins stimulate the release of enzymes that actually digest bone and cartilage. This produces a change in shape and alignment of the joint, along with pain and loss of mobility. Many rheumatoid arthritis patients become progressively disabled and experience decreased life expectancy.

Of particular importance in the treatment of rheumatoid arthritis, the most rapid deterioration of joint function often occurs within the first few years of the disease. This leaves a small window of opportunity for intervention before irreversible damage can occur. Yet it's estimated that more than half of all people suffering from the condition remain undiagnosed or do not seek treatment.

The precise causes of the overactive inflammatory process are not fully understood but several components of the immune system are implicated. One of these is interleukin-1, one of a class of proteins called cytokines that deliver chemical messages between cells. An excess of interleukin-1 has been shown to play an important role in the inflammation and joint destruction associated with rheumatoid arthritis.

Kineret™, a biologically derived therapeutic, represents an important new option for the reduction of signs and symptoms associated with rheumatoid arthritis. A recombinant form of a naturally occurring human protein that regulates the cytokine interleukin-1, Kineret™ binds to the same cellular receptors as the cytokine, in effect blocking it and neutralizing its harmful effect in patients with rheumatoid arthritis.

Kineret™ binds to the same cellular receptors as interleukin-1, neutralizing the cytokine's harmful effect in the overactive inflammatory process that occurs in patients with rheumatoid arthritis.





Amgen's first therapeutic targeted at inflammation, Kineret™ has been approved for use in the United States among patients with moderately to severely active rheumatoid arthritis.



Amgen's potential acquisition of Immunex will bring with it a roster of experienced research talent in inflammation. Amgen added more than 350 new staff members across a range of disciplines to its overall talent base during 2001.





In late 2001, Amgen announced plans to acquire Immunex Corporation, one of the fastest growing publicly traded biotechnology companies in the United States. The acquisition is expected to significantly expand the company's presence in this therapeutic area. In 1998, Immunex launched the first biologically derived therapeutic specifically targeted at rheumatoid arthritis. ENBREL® (etanercept) is a soluble recombinant form of a receptor for the cytokine tumor necrosis factor, a protein that has been shown to play a key role in rheumatoid arthritis-associated inflammation.

Assuming the successful completion of this acquisition, Amgen will significantly improve its research capabilities in inflammation, while manufacturing and marketing two of the most significant new therapeutics for rheumatoid arthritis available today.

We're at a rare and exciting inflection point for Amgen. As advanced therapeutics prove their worth in the health care marketplace, we have an opportunity to build an organization with a research capacity unlike any other in the industry.



In our business, most research projects fail. If you're right 30% of the time, that's a stupendous batting average. But to get there, you must start with an effective, disciplined, and seamlessly integrated product development process. And at the heart of that process is good decision-making.

Roger Perlmutter, MD, PhD EXECUTIVE VICE PRESIDENT, RESEARCH AND DEVELOPMENT

Science *Worth Pursuing*

"R&D is the *life blood* of any therapeutics endeavor, but it's much more than that at Amgen. It goes to the very core of our identity."



To achieve the ambitious goals we've set for ourselves in each of our therapeutic areas, we must be willing to conscript good ideas wherever they originate. That includes a strategy of licensing promising therapeutic candidates from other organizations.



Millions of people worldwide have benefited from Amgen products.



A pioneer in the biotechnology revolution, Amgen continues to play a leadership role in the search for breakthrough human therapeutics. The company pursues research organized around four therapeutic areas – nephrology, oncology, inflammation, and neurology/metabolism. These internal programs are enhanced and expanded through external collaborations and new technology and product licensing opportunities.

Before specific therapeutic candidates can be identified for development, extensive research is required to understand the biological foundations of a disease and the body's response to combat it. Amgen's research programs study disease at the cellular and molecular level, seeking to understand the individual impact and potential therapeutic value of a range of naturally occurring human proteins and antibodies, as well as synthetically derived small molecules.

Amgen's genomics program uses genetic tools to implicate human protein hormones and growth factors in disease processes. One of the significant discoveries to emerge from Amgen's research is osteoprotegerin (OPG), a protein found to be important in maintaining bone density. Its discovery—a seminal event in bone research—could lead to a therapeutic to combat bone-related diseases, including osteoporosis and the consequences of some types of cancer.

In addition to its protein discovery efforts, Amgen investigates other therapeutic modalities including small molecules derived through chemical synthesis. Drugs small enough to be absorbed after oral ingestion and to penetrate and target molecular structures within the cell could yield therapeutic



alternatives to larger, naturally occurring proteins. Amgen uses new techniques in robotics and miniaturization to synthesize and test thousands of these small molecules quickly and cost-efficiently.



Amgen's genomics research program led to the discovery of osteoprotegerin, a protein that plays an important role in maintaining bone density and may lead to an effective therapeutic in the treatment of bone-related diseases.



External partnerships and research collaborations continue to play a key role in Amgen's search for breakthrough therapeutics based on today's most advanced scientific capabilities.





AMG 073, a calcimimetic compound, advanced to phase 3 clinical trials last year in the treatment of secondary hyperparathyroidism.

AMG 073 is the company's first small molecule therapeutic under development and was licensed from NPS Pharmaceuticals, Inc. This orally active compound increases the sensitivity of the calcium-sensing receptor on the surface of the parathyroid gland, inhibiting the secretion of excessive amounts of parathyroid hormone (PTH). Abnormally high levels of PTH can result in a variety of medical complications. For example, secondary hyperparathyroidism is present in 85% of patients with end-stage renal disease. Based on promising phase 2 data, Amgen recently initiated a phase 3 clinical trial of AMG 073 in secondary hyperparathyroidism.

Licensing and other collaborative arrangements with external organizations are an important source of product candidates for Amgen that can complement internal research and development activities. In recent months, the company has entered into several new agreements with external groups to extend and enhance the value of its internal research programs.

In December 2001, Amgen agreed to work with Isis Pharmaceuticals, Inc. on the discovery of antisense drugs using that company's proprietary technology. Antisense drugs work by using genetic information directly to inhibit the production of disease-causing proteins.

In the same month, the company established an agreement with ACADIA Pharmaceuticals to search for novel small molecule therapeutics using its proprietary chemical-genomics platform. This collaboration seeks to identify small molecule leads for up to 12 genomic targets, using those leads to explore the therapeutic potential of each target. More recently, Amgen entered a collaboration with Hyseq Pharmaceuticals for the development of Amgen's product candidate Alfimeprase. Based on preclinical studies, Alfimeprase appears to be a promising agent for dissolving blood clots in the possible treatment of peripheral arterial occlusion.

Internal research programs and external collaborations supply Amgen with a robust pipeline of potential therapeutics supported by clinical development capabilities around the world. This international network of clinical facilities annually conducts hundreds of human trials. With Amgen's growing number of product candidates, that level of activity is expected to increase.

Amgen Products and Product Candidates

Therapeutic Areas	Products/Product Candidates	Phase 1	Phase 2	Phase 3	Filed	Approved
Nephrology						
Anemia	EPOGEN® (Epoetin alfa)	○	○	○	○	○
Anemia	Aranesp™ (darbepoetin alfa)	○	○	○	○	○
Secondary hyperparathyroidism	Calcimimetics Program	○	○	○		
Hematology & Oncology						
Neutropenia	NEUPOGEN® (Filgrastim)	○	○	○	○	○
PBPC mobilization	NEUPOGEN®	○	○	○	○	○
PBPC mobilization	STEMGEN® (Ancestim)	○	○	○	○	○[1]
Neutropenia	Neulasta™ (pegfilgrastim)	○	○	○	○	○[2]
Anemia	Aranesp™	○	○	○	○	
Non-Hodgkin's lymphoma	Epratuzumab	○	○	○		
Mucositis	KGF[3]	○	○	○		
Aplastic anemia	STEMGEN®	○	○			
Bone Metastases	Osteoprotegerin Program	○	○			
Bone & Inflammation						
Rheumatoid Arthritis	Kineret™ (anakinra)	○	○	○	○	○[2]
Rheumatoid Arthritis	PEG-sTNF-RI[4]	○	○			
Osteoporosis	Osteoprotegerin Program	○	○			
Neurology & Endocrinology						
Primary hyperparathyroidism	Calcimimetics Program	○	○			
Lipodystrophy	Leptin Program	○	○			

Phase 1 Clinical Trial
Investigate safety and proper dose ranges of a product candidate in a small number of human subjects.

Phase 2 Clinical Trial
Investigate side effect profiles and efficacy of a product candidate in a larger number of patients who have the disease or condition under study.

Phase 3 Clinical Trial
Investigate safety and efficacy of product candidate in a large number of patients who have the disease or condition under study.

[1] Approved in Australia, Canada, and New Zealand only
[2] Approved in United States only
[3] Keratinocyte growth factor
[4] PEGylated soluble tumor necrosis factor-type 1 receptor

Liquidity and Capital Resources

The Company had cash, cash equivalents, and marketable securities of $2,662.2 million and $2,028.1 million at December 31, 2001 and 2000, respectively. Cash provided by operating activities has been and is expected to continue to be the Company's primary source of funds. Cash provided from operations was $1,480.2 million and $1,634.6 million in 2001 and 2000, respectively.

Cash, Cash Equivalents and Marketable Securities
($ in millions)


97 98 99 00 01

2001	$2,662.2
2000	2,028.1
1999	1,333.0
1998	1,276.0
1997	1,026.5

Capital expenditures totaled $441.8 million in 2001 compared with $437.7 million in 2000. The Company anticipates spending approximately $450 million to $550 million in 2002 on capital projects and equipment to expand its global operations.

The Company receives cash from the exercise of employee stock options and proceeds from the sale of stock by Amgen pursuant to the employee stock purchase plan. Employee stock option exercises and proceeds from the sale of stock by Amgen pursuant to the employee stock purchase plan provided $277.7 million and $333.7 million of cash in 2001 and 2000, respectively. Proceeds from the exercise of employee stock options will vary from period to period based upon, among other factors, fluctuations in the market value of the Company's stock relative to the exercise price of such options.

The Company has a stock repurchase program primarily to reduce the dilutive effect of its employee stock option and stock purchase plans. In 2001, the Company repurchased 12.7 million shares of its common stock at a total cost of $737.5 million. In 2000, the Company repurchased 12.2 million shares of its common stock at a total cost of $799.9 million. In December 2000, the Board of Directors authorized the Company to repurchase up to $2 billion of common stock between January 1, 2001 and December 31, 2002. The amount the Company spends on and the number of shares repurchased each quarter varies based on a variety of factors, including the stock price and blackout periods in which the Company is restricted from repurchasing shares. As of December 31, 2001, $1,262.5 million was available for stock repurchases through December 31, 2002.

On February 22, 2002, the Company announced that it has agreed to issue $3.5 billion in aggregate face amount of 30-year zero coupon senior notes (the "Convertible Notes") that are convertible into shares of the Company's common stock. The proceeds from the offering, net of estimated issuance costs, are expected to be approximately $2.45 billion. The Company may raise up to an additional $321 million upon exercise of an over-allotment option that has been granted in connection with the offering. The Company expects to use approximately $650 million of the net proceeds to repurchase shares of its common stock simultaneously with the issuance of the Convertible Notes, with the remaining proceeds to be used for general corporate purposes. The terms of the Convertible Notes include a yield to maturity of 1.125% and an initial conversion premium of 40%. The issuance of the Convertible Notes is subject to customary closing conditions and is expected to be completed by March 1, 2002.

To provide for financial flexibility and increased liquidity, the Company has established several other sources of debt financing. As of December 31, 2001, the Company had $223 million of unsecured long-term debt securities outstanding. These unsecured long-term debt securities consisted of: 1) $100 million of debt securities that bear interest at a fixed rate of 6.5% and mature in 2007 under a $500 million debt shelf registration (the "Shelf"), 2) $100 million of debt securities that bear interest at a fixed rate of 8.1% and mature in 2097, and 3) $23 million of debt securities that bear interest at a fixed rate of 6.2% and mature in 2003. As of December 31, 2001, the Company's outstanding long-term debt was rated A2 by Moody's and A by Standard & Poor's. Under the Shelf, all of the remaining $400 million of debt securities available for issuance may be offered under the Company's medium-term note program with terms to be determined by market conditions.

The Company's sources of debt financing also include a commercial paper program which provides for unsecured short-term borrowings up to an aggregate face amount of $200 million. As of December 31, 2001, commercial paper with a face amount of $100 million was outstanding. These borrowings had maturities of less


Total Assets
($ in millions)
2001 $6,443.1
2000 5,399.6
1999 4,077.6
1998 3,672.2
1997 3,110.2
97 98 99 00 01

than one month and had effective interest rates averaging 1.9%. In addition, the Company has an unsecured $150 million committed credit facility with five participating banking institutions that expires on May 28, 2003. This credit facility supports the Company's commercial paper program. As of December 31, 2001, no amounts were outstanding under this credit facility.

The primary objectives for the Company's fixed income investment portfolio are liquidity and safety of principal. Investments are made to achieve the highest rate of return to the Company, consistent with these two objectives. The Company's investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

The Company believes that existing funds, cash generated from operations, and existing sources of debt financing (including the pending issuance of the Convertible Notes) are adequate to satisfy its working capital and capital expenditure requirements for the foreseeable future, as well as to support its stock repurchase program and the proposed acquisition of Immunex Corporation ("Immunex") (see "Proposed Merger with Immunex"). However, the Company may raise additional capital from time to time.

Results of Operations

Product sales

Product sales primarily consist of sales of EPOGEN® (Epoetin alfa), Aranesp™ (darbepoetin alfa), and NEUPOGEN® (Filgrastim). In 2001, product sales were $3,511.0 million, an increase of $308.8 million or 10% over the prior year. Product sales were $3,202.2 million in 2000, an increase of $159.4 million or 5% over the prior year. Product sales are influenced by a number of factors, including underlying demand, wholesaler inventory management practices, and foreign exchange effects.

EPOGEN®/Aranesp™ In 2001, the Company received approval to market Aranesp™ in the U.S. (September 2001), most countries in the European Union ("EU"), Australia, and New Zealand for the treatment of anemia associated with chronic renal failure, including patients on dialysis and patients not on dialysis.

Combined EPOGEN® and Aranesp™ sales in 2001 were $2,150.0 million, an increase of $187.1 million or 10% over 2000 EPOGEN® sales. This increase was primarily due to higher EPOGEN® demand, which includes the effect of higher prices and growth in the U.S. dialysis patient population, and to a lesser extent, the launch of Aranesp™ in the U.S. and Europe. The reported sales growth was negatively impacted to a slight degree by wholesaler inventory changes. Worldwide Aranesp™ sales in 2001 were $41.5 million.


EPOGEN®/
Aranesp™ Sales
($ in millions)
2001 $2,150.0
2000 1,962.9
1999 1,759.1
1998 1,382.0
1997 1,160.7
97 98 99 00 01

EPOGEN® sales in 2000 were $1,962.9 million, an increase of $203.8 million or 12% over the prior year. This increase was primarily due to higher demand, which was principally driven by growth in the U.S. dialysis patient population and to a lesser extent, the effect of higher prices. Sales in 2000 were adversely impacted by Year 2000-related sales to wholesalers in the fourth quarter of 1999 for which the Company provided extended payment terms and, the Company believes, by dialysis provider inventory drawdowns in 2000 of additional 1999 year-end stockpiling. The Company believes that some of this dialysis provider stockpiling may have been due to Year 2000 concerns and year-end contract expirations.

NEUPOGEN® Worldwide NEUPOGEN® sales in 2001 were $1,346.4 million, an increase of $122.7 million or 10% over the prior year. This increase was primarily due to world-wide demand growth, which includes the effect of higher prices in the U.S.

Worldwide NEUPOGEN® sales were $1,223.7 million in 2000, a decrease of $32.9 million or 3% from the


NEUPOGEN® Sales
($ in millions)
2001 $1,346.4
2000 1,223.7
1999 1,256.6
1998 1,116.6
1997 1,055.7
97 98 99 00 01

prior year. This decrease was primarily due to the adverse impact of wholesaler buying patterns, including Year 2000-related sales to wholesalers in the fourth quarter of 1999 for which the Company provided extended payment terms, as well as adverse foreign exchange effects. The Company believes these factors were partially offset by a mid-single digit rate increase in demand, which includes the effect of higher prices in the U.S.

Corporate partner revenues

In 2001, corporate partner revenues were $252.0 million, an increase of $5.8 million or 2% over the prior year. This increase was due to slightly higher revenues, primarily related to INFERGEN®, substantially offset by lower amounts earned from Kirin-Amgen, Inc. In 2000, corporate partner revenues were $246.2 million, an increase of $84.8 million or 53% over the prior year. This increase was primarily due to amounts earned from Kirin-Amgen, Inc. related to the development program for Aranesp™.


Total Product Sales
($ in millions)
2001 $3,511.0
2000 3,202.2
1999 3,042.8
1998 2,514.4
1997 2,219.8
97 98 99 00 01

Royalty income

In 2001, royalty income was $252.7 million, an increase of 40% over the prior year. In 2000, royalty income was $181.0 million, an increase of 33% over the prior year. These increases were primarily due to higher royalties from Johnson & Johnson relating to their sales of Epoetin alfa.

Cost of sales

Cost of sales as a percentage of product sales was 12.6%, 12.8%, and 13.2% for 2001, 2000, and 1999, respectively. The decrease in 2001 was primarily due to reduced royalty obligations, substantially offset by the impact of the $39.5 million write-off of certain inventory in the fourth quarter of 2001. The decrease in 2000 was primarily due to increased manufacturing efficiencies.

Research and development

In 2001, research and development expenses increased $20.0 million or 2% over the prior year. This increase was primarily due to higher staff-related costs necessary to support ongoing research and product development activities, partially offset by lower clinical manufacturing and product licensing-related costs.

In 2000, research and development expenses increased $22.2 million or 3% over the prior year. This increase was primarily due to higher staff-related costs necessary to support ongoing research and product development activities and higher clinical trial costs. These increases were substantially offset by a reduction in clinical manufacturing and product licensing-related costs.

Selling, general and administrative

In 2001, selling, general and administrative ("SG&A") expenses increased $143.8 million or 17% over the prior year. This increase was primarily due to higher outside marketing expenses, staff-related costs, and consulting expenses as support for new product launches was increased.

In 2000, SG&A expenses increased $172.6 million or 26% over the prior year. This increase was primarily due to higher staff-related costs and outside marketing expenses as the Company continued to support its existing products and prepared for anticipated new product launches.


Selected Operating Expenses
(as a Percent of Product Sales)
97 98 99 00 01
R&D
2001 24.6%
2000 26.4
1999 27.0
1998 26.4
1997 28.4
SG&A
2001 27.6%
2000 25.8
1999 21.5
1998 20.5
1997 21.8
Cost of Sales
2001 12.6%
2000 12.8
1999 13.2
1998 13.7
1997 13.6

Other items, net

In 2001, other items, net primarily consisted of costs associated with the termination of collaboration agreements with various third parties, including PRAECIS PHARMACEUTICALS INCORPORATED and certain academic institutions. In 2000, other items, net consisted of three items: 1) legal award associated with the spillover arbitration with Johnson & Johnson, 2) a write-off of acquired in-process research and development associated with the acquisition of Kinetix Pharmaceuticals, Inc., and 3) a charitable contribution to the Amgen Foundation. In 1999, other items, net consisted of a reduction in liabilities related to the spillover arbitration with Johnson & Johnson. See Note 4 to the Consolidated Financial Statements for a discussion of the 2001, 2000, and 1999 items.

Interest and other income, net

In 2001, interest and other income, net increased $22.5 million or 15% over the prior year. This increase was due to higher interest income generated from the Company's investment portfolio as a result of higher average cash balances, partially offset by lower interest rates in 2001 and higher gains on the sale of equity investments that occurred in 2000.

In 2000, interest and other income, net increased $57.9 million or 66% over the prior year. This increase was primarily due to gains realized on the sale of certain equity securities in the Company's portfolio and higher interest income generated from the Company's investment portfolio as a result of higher average cash balances and higher interest rates.

Income taxes

The Company's effective tax rate was 33.6%, 32.0%, and 30.0% for 2001, 2000, and 1999, respectively. The Company's tax rate in 2001 has increased, in part, due to the absence of capital loss carryforwards that benefited 2000. The tax rate in all three years reflected the tax benefits from the sale of products manufactured in the Company's Puerto Rico manufacturing facility. In addition, the 2001 and 2000 tax rates increased as a result of increased taxable income combined with a provision in the federal tax law that caps tax benefits associated with the Company's Puerto Rico operations at the 1995 income level. The 2000 tax rate increased also as a result of the write-off of acquired in-process research and development, which is not deductible for tax purposes.

Proposed Merger with Immunex

On December 16, 2001, the Company signed a definitive agreement to acquire Immunex Corporation ("Immunex") in a transaction to be accounted for as a purchase. Immunex is a biopharmaceutical company dedicated to developing immune system science to protect human health. Under the terms of the agreement, each share of Immunex common stock outstanding at the closing of the merger, other than shares as to which dissenters' rights have been validly exercised, will be converted into 0.44 of a share of Amgen common stock and $4.50 cash. In addition, at the closing of the merger each option outstanding to purchase a share of Immunex common stock will be assumed by Amgen and exchanged into an option to purchase Amgen common stock based on the terms of the merger agreement. The estimated purchase price is approximately $17.6 billion, which includes the cash portion of the merger consideration, the estimated fair values of Amgen stock issued and options to be exchanged, and the direct transaction costs. The final purchase price will be determined based upon the number of Immunex shares and options outstanding at the closing date. The transaction is expected to close in the second half of 2002, subject to approval by shareholders of both companies, customary regulatory approvals, as well as other customary closing conditions. More information about this transaction is available in Amgen's Current Report on Form 8-K filed with the SEC on December 17, 2001 which is incorporated herein by reference. Unless otherwise indicated, the discussions in this document relate to Amgen as a stand-alone entity and do not reflect the impact of the proposed merger with Immunex.

Financial Outlook

In the future, the Company expects the growth of its anemia business to be driven primarily by Aranesp™ sales in new markets. The Company expects growth in its U.S. dialysis business to come primarily from patient population growth and inflation-related price increases. Patients receiving treatment for end stage renal disease are covered primarily under medical programs provided by the federal government. Therefore, EPOGEN® sales may also be affected by future changes in reimbursement rates or a change in the basis for reimbursement by the federal government. Worldwide Aranesp™ sales will be dependent in part upon such factors as the effects of competitive pressures, penetration of existing and new market opportunities, the availability and extent of reimbursement by third-party payors including governments and private insurance plans, and changes in foreign currency exchange rates.

Future NEUPOGEN® demand is dependent primarily upon penetration of existing markets, inflation-related price increases, and the effects of competitive products. In addition, chemotherapy treatments that are less myelosuppressive may require less NEUPOGEN®. NEUPOGEN® usage is expected to continue to be affected by cost containment pressures from governments and private insurers on health care providers worldwide. In addition, reported NEUPOGEN® sales will continue to be affected by changes in foreign currency exchange rates. In both domestic and foreign markets, sales of NEUPOGEN® are dependent, in part, on the availability of reimbursement from third-party payors such as governments (for example, Medicare and Medicaid programs in the U.S.) and private insurance plans. Therefore, NEUPOGEN® sales may also be affected by future changes in reimbursement rates or changes in the bases for reimbursement.

In January 2002, the Company received regulatory approval to market Neulasta™, its new white blood cell booster, in the U.S. Neulasta™, administered as a single fixed dose per chemotherapy cycle, is indicated for decreasing the incidence of infection, as manifested by febrile neutropenia in patients with non-myeloid malignancies receiving myelosuppressive anti-cancer drugs associated with clinically significant incidence of febrile neutropenia. The Company expects to launch Neulasta™ in April 2002. Once launched, Neulasta™ may impact NEUPOGEN® sales as health care providers in the U.S. may transition from administering NEUPOGEN® to Neulasta™.

In November 2001, the Company received regulatory approval to market Kineret™ (anakinra) in the U.S. for the reduction in signs and symptoms of moderately to severely active rheumatoid arthritis in adult patients who have failed one or more disease modifying anti-rheumatic drugs.

The Company is providing this information as of the filing date of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and does not plan to update this information and expressly disclaims any duty to update the information contained herein, except as required by law.

Except for the historical information contained herein, the matters discussed herein are by their nature forward-looking. Investors are cautioned that forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Reference is made in particular to forward-looking statements regarding product sales, expenses, liquidity and the Convertible Notes, and the proposed merger with Immunex. Amgen operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. Future operating results and the Company's stock price may be affected by a number of factors, including, without limitation: (i) the results of preclinical and clinical trials; (ii) regulatory approvals of product candidates, new indications, and manufacturing facilities; (iii) health care guidelines and policies relating to Amgen's products; (iv) reimbursement for Amgen's products by governments and private payors; (v) intellectual property matters (patents) and the results of litigation; (vi) competition; (vii) fluctuations in operating results; and (viii) rapid growth of the Company. The proposed merger with Immunex may fail to close or the terms of the merger may need to be modified to achieve regulatory approval. Depending on the timing of the merger, and other factors, Amgen may not realize all of the anticipated benefits of the merger, including the anticipated synergies, cost savings, and growth opportunities from integrating the businesses of Immunex with the businesses of Amgen. Additionally, the value of the Amgen common stock to be issued to the Immunex shareholders in connection with the merger will fluctuate. These factors and others are discussed in the sections appearing under the heading "Business – Factors That May Affect Amgen" in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and in Amgen's other filings with the Securities and Exchange Commission, which sections are incorporated herein by reference.

Summary of Critical Accounting Policies

EPOGEN® revenue recognition

The Company has the exclusive right to sell Epoetin alfa for dialysis, certain diagnostics, and all non-human, non-research uses in the United States. Amgen has granted to Johnson & Johnson a license relating to Epoetin alfa for sales in the United States for all human uses except dialysis and diagnostics. Pursuant to this license, the Company and Johnson & Johnson are required to compensate each other for Epoetin alfa sales that either party makes into the other party's exclusive market, sometimes referred to as "spillover" sales. Accordingly, Amgen does not recognize product sales it makes into the exclusive market of Johnson & Johnson and does recognize the product sales made by Johnson & Johnson into Amgen's exclusive market. Sales in Amgen's exclusive market are derived from the Company's sales to its customers, as adjusted for any spillover sales. The Company is employing an arbitrated audit methodology to measure each party's spillover sales based on independent third-party data on shipments to end users and their estimated usage. Data on end user usage is derived in part using market sampling techniques, and accordingly, the results of such sampling can produce variability in recognized spillover sales. The Company initially recognizes spillover sales based on estimates of shipments to end users and their usage, utilizing historical third-party data and subsequently adjusts such amounts based on revised third-party data as received. Differences between initially estimated spillover sales and amounts based on revised third-party data could produce materially different amounts for recognized EPOGEN® sales. However, such differences to date have not been material.

Inventory capitalization

The Company capitalizes inventory costs associated with certain product candidates prior to regulatory approval, based on management's judgment of probable future commercialization. The Company would be required to expense previously capitalized costs related to pre-approval inventory upon a change in such judgment, due to, among other factors, a decision denying approval of the product candidate by the necessary regulatory bodies. At December 31, 2001, capitalized inventory related to the product candidate Neulasta™ totaled $8.8 million. In January 2002, the Company received regulatory approval to market Neulasta™ in the U.S.

Quantitative and Qualitative Disclosures About Market Risk

Interest income earned on the Company's investment portfolio is affected by changes in the general level of U.S. interest rates. In 2001, the Company entered into interest rate swap agreements on a portion of its available-for-sale investment portfolio, effectively converting these fixed income investments to variable income investments. The Company's short-term borrowings effectively bear interest at variable rates and therefore, changes in U.S. interest rates affect interest expense incurred thereon. Changes in interest rates do not affect interest expense incurred on the Company's long-term borrowings because they all bear interest at fixed rates. The following tables provide information about the Company's financial instruments that are sensitive to changes in interest rates. For the Company's investment portfolio and debt obligations, the tables present principal cash flows and related weighted-average interest rates by expected maturity dates. Additionally, the Company has assumed its available-for-sale debt securities, comprised primarily of corporate debt instruments and treasury securities, are similar enough to aggregate those securities for presentation purposes. For the interest rate swaps, the 2001 table presents the notional amount and weighted-average interest rates by contractual maturity date. The notional amount is used to calculate the contractual cash flows to be exchanged under the contract.

Interest Rate Sensitivity

Principal Amount by Expected Maturity as of December 31, 2001

Dollars in millions Average Interest Rate	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 12/31/01
Available-for-sale debt securities	$1,466.9	$362.9	$390.6	$163.9	$115.0	—	$2,499.3	$2,568.0
Interest rate	4.4%	6.6%	5.8%	7.0%	5.1%	—		
Commercial paper obligations	$ 100.0	—	—	—	—	—	$ 100.0	$ 100.0
Interest rate	1.9%	—	—	—	—	—		
Long-term debt	—	$ 23.0	—	—	—	$200.0	$ 223.0	$ 244.9
Interest rate	—	6.2%	—	—	—	7.3%		
Interest rate swaps related to available-for-sale debt securities:								
Pay fixed/receive variable	—	$153.7	$144.2	$120.0	$ 40.0	—	$ 457.9	$ 1.4
Average pay rate	—	2.9%	3.8%	4.2%	4.5%	—		
Average receive rate	—	2.0%	2.0%	2.0%	2.0%	—		

Principal Amount by Expected Maturity as of December 31, 2000

Dollars in millions Average Interest Rate	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value 12/31/00
Available-for-sale debt securities	$ 780.4	$740.6	$232.3	$118.5	$ 60.0	—	$1,931.8	$1,950.2
Interest rate	6.6%	6.7%	7.0%	6.5%	7.0%	—		
Commercial paper obligations	$ 100.0	—	—	—	—	—	$ 100.0	$ 100.0
Interest rate	6.7%	—	—	—	—	—		
Long-term debt	—	—	$ 23.0	—	—	$200.0	$ 223.0	$ 222.0
Interest rate	—	—	6.2%	—	—	7.3%		

The Company is exposed to equity price risks on the marketable portion of equity securities included in its portfolio of investments entered into for the promotion of business and strategic objectives. These investments are generally in small capitalization stocks in the biotechnology industry sector. In 2001, the Company entered into equity forward contracts to hedge against changes in the fair market value of a portion of its equity investment portfolio. At December 31, 2001 and 2000, the fair value of the unhedged portion of its equity securities was $133.4 million and $223.0 million, respectively. For the years ended December 31, 2001 and 2000, an adverse change in equity prices of 45% and 80%, respectively, would result in a decrease of approximately $60.0 million and $178.4 million, respectively, in the fair value of the unhedged portion of the Company's equity securities. Price volatility for equity investments is based on the volatility of a relevant market index for small capitalization stocks in the biotechnology sector.

The Company did not have material exposures to changes in foreign currency exchange rates related to its foreign currency forward contracts outstanding as of December 31, 2001 and 2000.

Consolidated Statements of Operations

(In millions, except per share data)

Years ended December 31,	2001	2000	1999
Revenues:			
Product sales	$3,511.0	$3,202.2	$3,042.8
Corporate partner revenues	252.0	246.2	161.4
Royalty income	252.7	181.0	135.9
Total revenues	4,015.7	3,629.4	3,340.1
Operating expenses:			
Cost of sales	443.0	408.4	402.1
Research and development	865.0	845.0	822.8
Selling, general and administrative	970.7	826.9	654.3
Loss of affiliates, net	2.7	23.9	16.8
Other items, net	203.1	(18.8)	(49.0)
Total operating expenses	2,484.5	2,085.4	1,847.0
Operating income	1,531.2	1,544.0	1,493.1
Other income (expense):			
Interest and other income, net	168.7	146.2	88.3
Interest expense, net	(13.6)	(15.9)	(15.2)
Total other income	155.1	130.3	73.1
Income before income taxes	1,686.3	1,674.3	1,566.2
Provision for income taxes	566.6	535.8	469.8
Net income	$1,119.7	$1,138.5	$1,096.4
Earnings per share:			
Basic	$ 1.07	$ 1.11	$ 1.07
Diluted	$ 1.03	$ 1.05	$ 1.02
Shares used in calculation of earnings per share:			
Basic	1,045.5	1,029.6	1,021.7
Diluted	1,084.4	1,084.7	1,078.3

See accompanying notes.

Consolidated Balance Sheets

(In millions, except per share data)

December 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 689.1	$ 226.5
Marketable securities	1,973.1	1,801.6
Trade receivables, net of allowance for doubtful accounts of $21.4 in 2001 and $21.2 in 2000	497.2	389.2
Inventories	355.6	305.2
Other current assets	343.6	214.6
Total current assets	3,858.6	2,937.1
Property, plant, and equipment at cost, net	1,946.1	1,781.5
Other assets	638.4	681.0
	$6,443.1	$5,399.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 136.7	$ 143.2
Commercial paper	99.9	99.7
Accrued liabilities	766.3	619.2
Total current liabilities	1,002.9	862.1
Long-term debt	223.0	223.0
Stockholders' equity:		
Preferred stock; $0.0001 par value; 5.0 shares authorized; none issued or outstanding	—	—
Common stock and additional paid-in capital; $0.0001 par value; 2,750.0 shares authorized; outstanding – 1,045.8 shares in 2001 and 1,037.4 shares in 2000	3,474.1	2,947.3
Retained earnings	1,686.8	1,304.6
Accumulated other comprehensive income	56.3	62.6
Total stockholders' equity	5,217.2	4,314.5
	$6,443.1	$5,399.6

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In millions)

Years ended December 31, 2001, 2000, and 1999	Number of shares	Common stock and additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 1998	1,018.5	$1,671.9	$ 894.3	$ (4.0)	$ 2,562.2
Comprehensive Income:					
Net income	—	—	1,096.4	—	1,096.4
Other comprehensive loss, net of tax:					
Unrealized gains on securities, net of reclassification adjustments	—	—	—	7.3	7.3
Foreign currency translation adjustments	—	—	—	(18.1)	(18.1)
Total other comprehensive loss	—	—	—	—	(10.8)
Comprehensive income	—	—	—	—	1,085.6
Issuance of common stock upon the exercise of employee stock options	26.5	248.8	—	—	248.8
Tax benefits related to employee stock options	—	151.6	—	—	151.6
Repurchases of common stock	(27.1)	—	(1,024.7)	—	(1,024.7)
Balance at December 31, 1999	1,017.9	2,072.3	966.0	(14.8)	3,023.5
Comprehensive Income:					
Net income	—	—	1,138.5	—	1,138.5
Other comprehensive income, net of tax:					
Unrealized gains on securities, net of reclassification adjustments	—	—	—	99.0	99.0
Foreign currency translation adjustments	—	—	—	(21.6)	(21.6)
Total other comprehensive income	—	—	—	—	77.4
Comprehensive income	—	—	—	—	1,215.9
Issuance of common stock upon the exercise of employee stock options and in connection with an employee stock purchase plan	29.1	333.7	—	—	333.7
Tax benefits related to employee stock options	—	376.6	—	—	376.6
Issuance of common stock for the acquisition of Kinetix Pharmaceuticals, Inc.	2.6	164.7	—	—	164.7
Repurchases of common stock	(12.2)	—	(799.9)	—	(799.9)
Balance at December 31, 2000	1,037.4	2,947.3	1,304.6	62.6	4,314.5
Comprehensive Income:					
Net income	—	—	1,119.7	—	1,119.7
Other comprehensive loss, net of tax:					
Unrealized losses on securities, net of reclassification adjustments	—	—	—	(6.7)	(6.7)
Foreign currency translation adjustments	—	—	—	0.4	0.4
Total other comprehensive loss	—	—	—	—	(6.3)
Comprehensive income	—	—	—	—	1,113.4
Issuance of common stock upon the exercise of employee stock options and in connection with an employee stock purchase plan	21.1	282.3	—	—	282.3
Tax benefits related to employee stock options	—	244.5	—	—	244.5
Repurchases of common stock	(12.7)	—	(737.5)	—	(737.5)
Balance at December 31, 2001	1,045.8	$3,474.1	$ 1,686.8	$ 56.3	$ 5,217.2

See accompanying notes.

Consolidated Statements of Cash Flows

(In millions)

Years ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$1,119.7	$ 1,138.5	$ 1,096.4
Depreciation and amortization	265.9	211.8	176.8
Tax benefits related to employee stock options	244.5	376.6	151.6
Loss/(gain) on equity investments	7.4	(31.8)	—
Other non-cash expenses	87.7	29.7	—
Deferred income taxes	(148.3)	6.6	9.8
Loss of affiliates, net	2.7	23.9	16.8
Cash provided by (used in):			
Trade receivables, net	(123.0)	23.0	(92.3)
Inventories	(85.5)	(120.9)	(73.5)
Other current assets	(31.5)	(51.4)	(9.0)
Accounts payable	(6.5)	59.8	(38.2)
Accrued liabilities	147.1	(31.2)	(11.5)
Net cash provided by operating activities	1,480.2	1,634.6	1,226.9
Cash flows from investing activities:			
Purchases of property, plant, and equipment	(441.8)	(437.7)	(304.2)
Proceeds from maturities of marketable securities	490.3	—	40.0
Proceeds from sales of marketable securities	301.7	1,067.8	843.5
Purchases of marketable securities	(918.2)	(1,638.7)	(1,032.7)
Other	28.4	(27.7)	(10.1)
Net cash used in investing activities	(539.6)	(1,036.3)	(463.5)
Cash flows from financing activities:			
Net proceeds from issuance of common stock upon the exercise of employee stock options and in connection with an employee stock purchase plan	277.7	333.7	248.8
Repurchases of common stock	(737.5)	(799.9)	(1,024.7)
Other	(18.2)	(36.5)	(57.7)
Net cash used in financing activities	(478.0)	(502.7)	(833.6)
Increase (decrease) in cash and cash equivalents	462.6	95.6	(70.2)
Cash and cash equivalents at beginning of period	226.5	130.9	201.1
Cash and cash equivalents at end of period	$ 689.1	$ 226.5	$ 130.9

See accompanying notes.

Note 1: Summary of significant accounting policies

Business

Amgen Inc. ("Amgen" or the "Company") is a global biotechnology company that discovers, develops, manufactures, and markets human therapeutics based on advances in cellular and molecular biology.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as well as affiliated companies in which the Company has a controlling financial interest and exercises control over their operations ("majority controlled affiliates"). All material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliated companies which are 50% or less owned and where the Company exercises significant influence over operations are accounted for using the equity method. All other equity investments are accounted for under the cost method. The caption "Loss of affiliates, net" includes Amgen's equity in the operating results of affiliated companies and the minority interest others hold in the operating results of Amgen's majority controlled affiliates.

Cash and cash equivalents

The Company considers cash equivalents to be only those investments which are highly liquid, readily convertible to cash, and which mature within three months from date of purchase.

Available-for-sale securities

The Company considers its investment portfolio and marketable equity investments available-for-sale as defined in Statement of Financial Accounting Standards ("SFAS") No. 115 and, accordingly, these investments are recorded at fair value (see Note 9, "Fair values of financial instruments"). Realized gains totaled $13.3 million, $32.4 million, and $2.8 million for the years ended December 31, 2001, 2000, and 1999, respectively. Realized losses totaled $21.7 million, $2.5 million, and $6.6 million for the years ended December 31, 2001, 2000, and 1999, respectively. The cost of securities sold is based on the specific identification method. The fair values of available-for-sale investments by type of security, contractual maturity, and classification in the balance sheets are as follows (in millions):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2001				
Type of security:				
Corporate debt securities	$1,207.7	$ 50.8	$(1.4)	$1,257.1
U.S. Treasury securities and obligations of U.S. government agencies	601.3	12.1	(0.2)	613.2
Other interest bearing securities	697.6	1.1	(1.0)	697.7
Total debt securities	2,506.6	64.0	(2.6)	2,568.0
Equity securities	58.3	117.9	(0.3)	175.9
	$2,564.9	$181.9	$(2.9)	$2,743.9
December 31, 2000				
Type of security:				
Corporate debt securities	$1,054.7	$ 11.3	$(1.4)	$1,064.6
U.S. Treasury securities and obligations of U.S. government agencies	663.6	5.9	—	669.5
Other interest bearing securities	215.8	0.4	(0.1)	216.1
Total debt securities	1,934.1	17.6	(1.5)	1,950.2
Equity securities	73.1	179.2	(7.0)	245.3
	$2,007.2	$196.8	$(8.5)	$2,195.5

December 31,	2001	2000
Contractual maturity:		
Maturing in one year or less	$1,480.1	$ 783.6
Maturing after one year through three years	785.2	986.1
Maturing after three years	302.7	180.5
Total debt securities	2,568.0	1,950.2
Equity securities	175.9	245.3
	$2,743.9	$2,195.5
Classification in balance sheets:		
Cash and cash equivalents	$ 689.1	$ 226.5
Marketable securities	1,973.1	1,801.6
Other assets — noncurrent	215.9	285.3
	2,878.1	2,313.4
Less cash	(134.2)	(117.9)
	$2,743.9	$2,195.5

The primary objectives for the Company's fixed income investment portfolio are liquidity and safety of principal. Investments are made to achieve the highest rate of return to the Company, consistent with these two objectives. The Company's investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined in a manner which approximates the first-in, first-out (FIFO) method. Inventories consist of currently marketed products and product candidates which the Company expects to commercialize. The inventory balance of such product candidates totaled $8.8 million and $112.7 million as of December 31, 2001 and 2000, respectively. Inventories are shown net of applicable reserves and allowances. Inventories consisted of the following (in millions):

December 31,	2001	2000
Raw materials	$ 21.9	$ 29.4
Work in process	266.7	238.7
Finished goods	67.0	37.1
	$355.6	$305.2

In the fourth quarter of 2001, the Company recorded a charge of $39.5 million, included in cost of sales, to write-off certain inventory deemed not recoverable.

Depreciation and amortization

Depreciation of buildings and equipment is provided over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or lease terms. Useful lives by asset category were as follows:

Asset category	Years
Buildings and building improvements	10 – 30
Manufacturing equipment	5 – 10
Laboratory equipment	5 – 10
Furniture and office equipment	3 – 10

Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Product sales

Product sales primarily consist of sales of EPOGEN® (Epoetin alfa), Aranesp™ (darbepoetin alfa), and NEUPOGEN® (Filgrastim) (see Note 10, "Segment information").

The Company has the exclusive right to sell Epoetin alfa for dialysis, certain diagnostics and all non-human, non-research uses in the United States. The Company sells Epoetin alfa under the brand name EPOGEN®. Amgen has granted to Ortho Pharmaceutical Corporation (which has assigned its rights under the product license agreement to Ortho Biotech Products, L.P.), a subsidiary of Johnson & Johnson ("Johnson & Johnson"), a license relating to Epoetin alfa for sales in the United States for all human uses except dialysis and diagnostics. Pursuant to this license, the Company and Johnson & Johnson are required to compensate each other for Epoetin alfa sales that either party makes into the other party's exclusive market, sometimes referred to as "spillover" sales. Accordingly, Amgen does not recognize product sales it makes into the exclusive market of Johnson & Johnson and does recognize the product sales made by Johnson & Johnson into Amgen's exclusive market. Sales in Amgen's exclusive market are derived from the

Company's sales to its customers, as adjusted for any spillover sales. The Company is employing an arbitrated audit methodology to measure each party's spillover sales based on estimates of and subsequent adjustments thereto of third-party data on shipments to end users and their usage. Sales of the Company's other products are recognized when shipped and title has passed.

Research and development costs

Research and development expenses are comprised of the following types of costs incurred in performing research and development activities: salaries and benefits, allocated overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services and other outside costs, and costs to acquire in-process research and development projects and technologies which have no alternative future use (see Note 11, "Kinetix acquisition"). Research and development expenses also include such costs related to activities performed on behalf of corporate partners. Research and development costs are expensed as incurred.

Derivative instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, on January 1, 2001 and its adoption has not had a material effect on the Company's financial statements. SFAS No. 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., unrealized gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. Derivatives that are not hedges must be adjusted to fair value through current earnings.

To protect against possible changes in values of certain anticipated foreign currency cash flows, primarily resulting from sales outside the U.S., the Company enters into foreign currency forward contracts which qualify and are designated as cash flow hedges. These foreign currency forward contracts cover anticipated foreign currency cash flows for up to the succeeding twelve months. No portions of these foreign currency forward contracts are excluded from the assessment of hedge effectiveness, and there are no ineffective portions of these hedging instruments. The gains and losses on these forward contracts are reported as a component of other comprehensive income and reclassified into interest and other income, net in the same periods during which the hedged transactions affect earnings. At December 31, 2001, amounts in accumulated other comprehensive income related to cash flow hedges were not material.

To protect against possible reductions in value of certain of its available-for-sale marketable equity securities, the Company has entered into equity forward contracts during 2001 which qualify and are designated as fair value hedges. The gains and losses on these forward contracts as well as the offsetting losses and gains on the hedged equity securities are recognized in interest and other income, net in the current period. During the year ended December 31, 2001, gains and losses on the portions of these forwards excluded from the assessment of hedge effectiveness and the ineffective portions of these hedging instruments were not material. In addition, to protect against possible reductions in value of certain available-for-sale fixed income investments, the Company entered into interest rate swap agreements during 2001 which qualify and are designated as fair value hedges. The terms of the interest rate swap agreements correspond to the related hedged investments. As a result, there is no hedge ineffectiveness. During the year ended December 31, 2001, gains and losses on these interest rate swap agreements were fully offset by the losses and gains on the hedged investments.

The Company has additional foreign currency forward contracts to reduce exposures to foreign currency fluctuations of certain assets and liabilities denominated in foreign currencies. However, these contracts have not been designated as hedges under SFAS No. 133. Accordingly, gains and losses on these foreign currency forward contracts are recognized in interest and other income, net in the current period. During the year ended December 31, 2001, gains and losses on these foreign currency forward contracts were not material.

Prior to the adoption of SFAS No. 133, all of the Company's foreign exchange forward contracts were adjusted to fair value through current earnings. Foreign exchange option contracts that hedged anticipated foreign currency transactions were deferred and recognized in the same period as the hedged transaction. In addition, derivatives that hedged against possible reductions in the fair values of available-for-sale equity securities were included in the basis of the hedged securities and adjusted to fair value through other comprehensive income.

Interest

Interest costs are expensed as incurred, except to the extent such interest is related to construction in progress, in which case interest is capitalized. Interest costs capitalized for the years ended December 31, 2001, 2000, and 1999, were $12.7 million, $12.3 million, and $11.6 million, respectively.

Employee stock option and stock purchase plans

The Company's employee stock option and stock purchase plans are accounted for under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" (see Note 7, "Employee stock option, stock purchase, and defined contribution plans").

Earnings per share

Basic earnings per share is based upon the weighted-average number of common shares outstanding. Diluted earnings per share is based upon the weighted-average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares are outstanding options under the Company's employee stock option plans, restricted stock, and potential issuances of stock under the employee stock purchase plan (collectively "Dilutive Securities") which are included under the treasury stock method.

The following table sets forth the computation for basic and diluted earnings per share (in millions, except per share information):

Years ended December 31,	2001	2000	1999
Numerator for basic and diluted earnings per share – net income	$1,119.7	$1,138.5	$1,096.4
Denominator:			
Denominator for basic earnings per share – weighted-average shares	1,045.5	1,029.6	1,021.7
Effect of Dilutive Securities	38.9	55.1	56.6
Denominator for diluted earnings per share – adjusted weighted-average shares	1,084.4	1,084.7	1,078.3
Basic earnings per share	$ 1.07	$ 1.11	$ 1.07
Diluted earnings per share	$ 1.03	$ 1.05	$ 1.02

Options to purchase 17.3 million, 10.6 million, and 1.6 million shares with exercise prices greater than the annual average market prices of common stock were outstanding at December 31, 2001, 2000, and 1999, respectively. These options were excluded from the respective computations of diluted earnings per share because their effect would be anti-dilutive.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The impact of adoption of the new standards will not have a material impact on the results of operations or financial position of the Company.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2: Related party transactions

The Company owns a 50% interest in Kirin-Amgen, Inc. ("Kirin-Amgen"), a corporation formed in 1984 with Kirin Brewery Company, Limited ("Kirin") for the development and commercialization of certain products based on advanced biotechnology. Kirin-Amgen has given exclusive licenses to Amgen to manufacture and market certain products including erythropoietin, granulocyte colony-stimulating factor ("G-CSF"), darbepoetin alfa, and pegfilgrastim in certain geographic areas of the world. The Company currently markets certain of these products under the brand names EPOGEN® (erythropoietin), NEUPOGEN® (G-CSF), and Aranesp™ (darbepoetin alfa). Kirin-Amgen's revenues primarily consist of royalty income related to its licensed technology rights. Kirin-Amgen receives royalty income from Amgen, as well as Kirin, Johnson & Johnson, Roche, and others under separate product license agreements for certain geographic areas outside of the United States. During the years ended December 31, 2001, 2000, and 1999, Kirin-Amgen earned royalties from Amgen of $147.1 million, $140.8 million, and $128.1 million, respectively, which are included in "Cost of sales" in the accompanying consolidated statements of operations.

Kirin-Amgen's expenses primarily consist of costs related to research and development activities conducted on its behalf by Amgen and Kirin. Kirin-Amgen pays Amgen and Kirin for such services at negotiated rates. During the years ended December 31, 2001, 2000, and 1999, Amgen earned revenues from Kirin-Amgen of $210.1 million, $221.0 million, and $138.5 million, respectively, for certain research and development activities performed on Kirin-Amgen's behalf, which are included in "Corporate partner revenues" in the accompanying consolidated statements of operations.

At December 31, 2001, Amgen's share of Kirin-Amgen's undistributed retained earnings was approximately $85.5 million.

Note 3: Debt

The Company has a commercial paper program which provides for unsecured short-term borrowings up to an aggregate of $200 million. As of December 31, 2001, commercial paper with a face amount of $100 million was outstanding. These borrowings had maturities of less than one month and had effective interest rates averaging 1.9%. Commercial paper with a face amount of $100 million and with effective interest rates averaging 6.7% was outstanding at December 31, 2000.

The Company has established a $500 million debt shelf registration statement. In December 1997, pursuant to this registration statement, the Company issued $100 million of debt securities that bear interest at a fixed rate of 6.5% and mature in 2007 (the "Notes") and established a $400 million medium-term note program. The Company may offer and issue medium-term notes from time to time with terms to be determined by market conditions.

The Company had $100 million of debt securities outstanding at December 31, 2001 and 2000 that bear interest at a fixed rate of 8.1% and mature in 2097 (the "Century Notes"). These securities may be redeemed in whole or in part at the Company's option at any time for a redemption price equal to the greater of the principal amount to be redeemed or the sum of the present values of the principal and remaining interest payments discounted at a determined rate plus, in each case, accrued interest.

In addition to the Notes and the Century Notes, debt securities outstanding at December 31, 2001 and 2000 include $23 million of debt securities that bear interest at a fixed rate of 6.2% and mature in 2003. The terms of the debt securities require the Company to meet certain debt to tangible net asset ratios and place limitations on liens and sale/leaseback transactions and, except with respect to the Notes and the Century Notes, place limitations on subsidiary indebtedness.

The Company has an unsecured committed credit facility (the "credit facility") with five participating banking institutions that includes a commitment expiring on May 28, 2003 for up to $150 million of borrowings under a revolving line of credit (the "revolving line commitment"). This credit facility supports the Company's commercial paper program. As of December 31, 2001, $150 million was available under the revolving line commitment for borrowing. Borrowings under the revolving line commitment bear interest at various rates which are a function of, at the Company's option, either the prime rate of a major bank, the federal funds rate, or a Eurodollar base rate. Under the terms of the credit facility, the Company is required to meet a minimum interest coverage ratio and maintain a minimum level of tangible net worth. In addition, the credit facility contains limitations on investments, liens, and sale/leaseback transactions.

The aggregate stated maturities of all long-term obligations due subsequent to December 31, 2001, are as follows: none in 2002; $23 million in 2003; none in 2004, 2005, and 2006; and $200 million after 2006.

Note 4: Other items, net

Other items, net in the accompanying consolidated statements of operations consists of the following expense/ (income) items (in millions):

Years ended December 31,	2001	2000	1999
Termination of collaboration agreements	$203.1	$ —	$ —
Legal award, net	—	(73.9)	(49.0)
Write-off of acquired in-process research and development (see Note 11, "Kinetix acquisition")	—	30.1	—
Amgen Foundation contribution	—	25.0	—
	$203.1	$(18.8)	$(49.0)

Termination of collaboration agreements

In 2001, the Company recorded a charge of $203.1 million primarily related to the costs of terminating collaboration agreements with various third parties, including PRAECIS PHARMACEUTICALS INCORPORATED ("Praecis") and certain academic institutions. These costs include $102.4 million primarily with respect to amounts previously capitalized related to these agreements, and $100.7 million with respect to amounts to be paid to third parties in connection with the termination of these relationships.

Legal award, net

In September 1985, the Company granted Johnson & Johnson's affiliate, Ortho Pharmaceutical Corporation, a license relating to certain patented technology and know-how of the Company to sell a genetically engineered form of recombinant human erythropoietin, called Epoetin alfa, throughout the United States for all human uses except dialysis and diagnostics. A number of disputes have arisen between Amgen and Johnson & Johnson as to their respective rights and obligations under the various agreements between them, including the agreement granting the license (the "License Agreement").

A dispute between Amgen and Johnson & Johnson that had been the subject of an arbitration proceeding related to the audit methodology currently employed by the Company to account for Epoetin alfa sales. Under the License Agreement, the Company and Johnson & Johnson are required to compensate each other for Epoetin alfa sales that either party makes into the other party's exclusive market, sometimes described as "spillover" sales. The Company has established and is employing an audit methodology to measure each party's spillover sales and to allocate the net profits from those sales to the appropriate party. The arbitrator in this dispute (the "Arbitrator") issued a final order adopting the Company's audit methodology with certain adjustments and also found that the Company was the successful party in the arbitration. Pursuant to the final order in the arbitration, an independent panel was formed principally (i) to address ongoing challenges to the survey results for the years 1995 through 1999 and (ii) to refine the procedures for measuring the erythropoietin market as may be necessary. As a result of decisions made by this independent panel regarding certain challenges by Johnson & Johnson as well as other reduced uncertainties, the Company reduced amounts previously provided for potential spillover liabilities by $49 million in the third quarter of 1999.

Because the Arbitrator ruled that the Company was the successful party in the arbitration, Johnson & Johnson was ordered to pay to the Company all costs and expenses, including reasonable attorneys' fees, that the Company incurred in the arbitration as well as one-half of the audit costs. On July 17, 2000, the Arbitrator issued a final order awarding the Company approximately $78 million in costs and expenses, including reasonable attorneys' fees, that the Company incurred in the arbitration as well as one-half of the audit costs (the "Fee Award"). As a result, the Company recorded a net $73.9 million legal award, which represents the Fee Award reduced by minor amounts related to other miscellaneous disputes with Johnson & Johnson, in the third quarter of 2000.

Amgen Foundation contribution

In 2000, the Company contributed $25.0 million to the Amgen Foundation. This contribution will allow the Amgen Foundation to increase its support of non-profit organizations that focus on issues in health and medicine, science education, and other activities that strengthen local communities over the next several years.

Note 5: Income taxes

The provision for income taxes includes the following (in millions):

Years ended December 31,	2001	2000	1999
Current provision:			
Federal (including U.S. possessions)	$ 636.6	$481.7	$422.8
State	78.3	47.5	37.2
Total current provision	714.9	529.2	460.0
Deferred (benefit) provision:			
Federal (including U.S. possessions)	(104.3)	9.6	5.3
State	(44.0)	(3.0)	4.5
Total deferred (benefit) provision	(148.3)	6.6	9.8
	$ 566.6	$535.8	$469.8

Deferred income taxes reflect the net tax effects of net operating loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in millions):

December 31,	2001	2000
Deferred tax assets:		
Expense accruals	$ 105.2	$ 32.9
Expenses capitalized for tax purposes	70.6	58.9
Acquired net operating loss and credit carryforwards	45.4	66.0
Credit carryforwards	39.4	15.0
Fixed assets	29.3	46.0
Other	54.2	16.4
Total deferred tax assets	344.1	235.2
Valuation allowance	(19.6)	(25.4)
Net deferred tax assets	324.5	209.8
Deferred tax liabilities:		
Purchase of technology rights	(85.9)	(95.9)
Marketable securities and investments	(70.4)	(74.0)
Other	(12.5)	(39.3)
Total deferred tax liabilities	(168.8)	(209.2)
	$ 155.7	$ 0.6

At December 31, 2001, the Company had operating loss carryforwards of $99.3 million available to reduce future federal taxable income which will begin expiring in 2008. The Company also had $10.6 million of credit carryforwards against which a partial valuation allowance was established. These operating loss and credit carryforwards relate to the acquisition of companies.

The provision for income taxes varies from income taxes provided based on the federal statutory rate as follows:

Years ended December 31,	2001	2000	1999
Statutory rate applied to income before income taxes	35.0%	35.0%	35.0%
Benefit of Puerto Rico operations, net of Puerto Rico income taxes	(1.7)%	(2.0)%	(2.3)%
Utilization of tax credits, primarily research and experimentation	(1.3)%	(1.4)%	(2.1)%
Other, net	1.6%	0.4%	(0.6)%
	33.6%	32.0%	30.0%

Income taxes paid during the years ended December 31, 2001, 2000, and 1999, totaled $516.2 million, $141.3 million, and $318.7 million, respectively.

Note 6: Stockholders' equity

Stockholder Rights Agreement

On February 18, 1997, the Board of Directors of the Company redeemed the rights under the Company's former common stock rights plan and declared a dividend of one preferred share purchase right (a "Right") for each then outstanding share of common stock of the Company and authorized the distribution of one Right with respect to each subsequently issued share of common stock. The Rights were distributed to stockholders of record on March 21, 1997. On December 12, 2000, the Board of Directors of the Company amended and restated the preferred stock rights plan governing the Rights (the "Amended and Restated Rights Plan") to, among other things: (i) provide that, as a result of two-for-one splits of the Company's common stock effected in February and November 1999 (the "Stock Splits"), each Right shall represent the right to purchase one four-thousandth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") of the Company (which one four-thousandth gives effect to the Stock Splits); (ii) increase the exercise price of each Right to $350.00 from $56.25 (as adjusted for the Stock Splits); (iii) extend the term of the rights agreement to December 12, 2010 from March 21, 2007, and (iv) amend the definition of "Outside Director".

Pursuant to the Amended and Restated Rights Plan, each share of common stock outstanding has attached to it one whole Right. One Right represents the right to purchase one four-thousandth (1/4000) of a share of Series A Preferred Stock of the Company at $350.00. The Rights will expire on December 12, 2010.

Under certain circumstances, if an acquiring person or group acquires 10% or more of the Company's outstanding common stock, an exercisable Right will entitle its holder (other than the acquirer) to buy shares of common stock of the Company having a market value of two times the exercise price of one Right. However, in limited circumstances approved by the outside directors of the Board of Directors, a stockholder who enters into an acceptable standstill agreement may acquire up to 20% of the outstanding shares without triggering the Rights. If an acquirer acquires at least 10%, but less than 50%, of the Company's common stock, the Board of Directors may exchange each Right (other than those of the acquirer) for one share of common stock per Right. In addition, under certain circumstances, if the Company is involved in a merger or other business combination where it is not the surviving corporation, an exercisable Right will entitle its holder to buy shares of common stock of the acquiring company having a market value of two times the exercise price of one Right. The Company may redeem the Rights at $0.00025 per Right at any time prior to the public announcement that a 10% position has been acquired.

Stock repurchase program

The Company has a stock repurchase program primarily to reduce the dilutive effect of its employee stock option and stock purchase plans. Stock repurchased under the program is intended to be retired. The amount the Company spends on and the number of shares repurchased varies based on a variety of factors, including the stock price and blackout periods in which the Company is restricted from repurchasing shares. In December 2000, the Board of Directors authorized the Company to repurchase up to $2 billion of common stock between January 1, 2001 and December 31, 2002. As of December 31, 2001, $1,262.5 million was available for stock repurchases through December 31, 2002.

Other comprehensive income/(loss)

SFAS No. 130, "Reporting Comprehensive Income", requires unrealized gains and losses on the Company's available-for-sale securities and foreign currency forward contracts which qualify and are designated as cash flow hedges, and foreign currency translation adjustments to be included in other comprehensive income.

Information regarding the components of accumulated other comprehensive income/(loss) are as follows (in millions):

	Unrealized gains on securities	Foreign currency translation	Accumulated other comprehensive income
Balance at December 31, 2000	$114.3	$(51.7)	$62.6
Current year other comprehensive (loss)/income	(6.7)	0.4	(6.3)
Balance at December 31, 2001	$107.6	$(51.3)	$56.3

Information regarding the income tax effects for items of other comprehensive income/(loss) is as follows (in millions):

	Before-tax amount	Tax benefit/ (expense)	After-tax amount
For the year ended December 31, 1999:			
Unrealized gains on available-for-sale securities	$ 12.0	$ (5.3)	$ 6.7
Less: Reclassification adjustments for losses realized in net income	(1.0)	0.4	(0.6)
Net unrealized gains on available-for-sale securities	13.0	(5.7)	7.3
Foreign currency translation adjustments	(18.1)	—	(18.1)
Other comprehensive loss	$ (5.1)	$ (5.7)	$ (10.8)
For the year ended December 31, 2000:			
Unrealized gains on available-for-sale securities	$193.0	$(75.8)	$117.2
Less: Reclassification adjustments for gains realized in net income	30.0	(11.8)	18.2
Net unrealized gains on available-for-sale securities	163.0	(64.0)	99.0
Foreign currency translation adjustments	(21.6)	—	(21.6)
Other comprehensive income	$141.4	$(64.0)	$ 77.4
For the year ended December 31, 2001:			
Unrealized losses on available-for-sale securities	$ (18.4)	$ 7.0	$ (11.4)
Less: Reclassification adjustments for losses realized in net income	(8.0)	3.3	(4.7)
Net unrealized losses on available-for-sale securities	(10.4)	3.7	(6.7)
Foreign currency translation adjustments	0.4	—	0.4
Other comprehensive loss	$ (10.0)	$ 3.7	$ (6.3)

Other

In addition to common stock, the Company's authorized capital includes 5.0 million shares of preferred stock, $0.0001 par value, of which 0.7 million shares have been designated Series A Preferred Stock. At December 31, 2001 and 2000, no shares of preferred stock were issued or outstanding.

At December 31, 2001, the Company had reserved 166.7 million shares of its common stock which may be issued through its employee stock option and stock purchase plans and had reserved 0.7 million shares of Series A Preferred Stock.

Note 7: Employee stock option, stock purchase, and defined contribution plans

Employee stock option plans

The Company's employee stock option plans provide for option grants designated as either nonqualified or incentive stock options. Option grants to employees generally vest over a three to five year period and expire seven years from the date of grant. Most employees are eligible to receive a grant of stock options periodically with the number of shares generally determined by the employee's salary grade, performance level, and the stock price. In addition, certain management and professional level employees normally receive a stock option grant upon hire. In 2001, most employees received stock option grants, totaling 5.2 million shares, in which all shares vest upon the earlier of: (i) five years from the date of grant or (ii) the date on which the closing price of Amgen stock equals or exceeds $100.00 per share. As of December 31, 2001, the Company had 56.3 million shares of common stock available for future grant under its employee stock option plans.

Stock option information with respect to all of the Company's employee stock option plans is as follows (shares in millions):

		Exercise price		
	Shares	Low	High	Weighted-average
Balance unexercised at December 31, 1998	126.2	$ 0.66	$26.22	$12.18
Granted	19.0	$26.25	$57.69	$31.48
Exercised	(26.9)	$ 0.66	$39.44	$ 9.45
Forfeited	(2.5)	$ 5.48	$44.97	$17.76
Balance unexercised at December 31, 1999	115.8	$ 0.92	$57.69	$15.88
Granted	13.1	$51.31	$78.00	$67.40
Exercised	(28.2)	$ 0.92	$72.75	$11.03
Forfeited	(2.0)	$ 4.48	$74.86	$26.02
Balance unexercised at December 31, 2000	98.7	$ 2.55	$78.00	$23.89
Granted	18.6	$51.51	$74.19	$63.47
Exercised	(20.6)	$ 2.55	$70.38	$13.12
Forfeited	(2.3)	$ 5.48	$78.00	$41.43
Balance unexercised at December 31, 2001	94.4	$ 6.19	$78.00	$33.62

At December 31, 2001, 2000, and 1999, employee stock options to purchase 53.4 million, 55.5 million, and 61.7 million shares were exercisable at weighted-average prices of $20.81, $15.35, and $11.80, respectively.

During the years ended December 31, 2001 and 2000, the Company issued 0.2 million and 0.1 million shares of restricted common stock, respectively.

Fair value disclosures of employee stock options

Employee stock option grants are set at the closing price of the Company's common stock on the date of grant and the related number of shares granted is fixed at that point in time. Therefore, under the principles of APB No. 25, the Company does not recognize compensation expense associated with the grant of employee stock options. SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models to provide supplemental information regarding options granted after 1994. Pro forma information regarding net income and earnings per share shown below was determined as if the Company had accounted for its employee stock options and shares sold under its employee stock purchase plan under the fair value method of that statement.

The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000, and 1999, respectively: risk-free interest rates of 4.7%, 5.9%, and 5.8%; dividend yields of 0%, 0%, and 0%; volatility factors of the expected market price of the Company's common stock of 50%, 45%, and 38%; and expected life of the options of 3.7 years, 3.4 years, and 3.4 years. These assumptions resulted in weighted-average fair values of $26.74, $25.87, and $10.55 per share for employee stock options granted in 2001, 2000, and 1999, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options such as vesting restrictions and extremely limited transferability. In addition, the assumptions used in option valuation models (see above) are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, existing valuation models do not provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized over the options' vesting periods. The Company's pro forma information is as follows (in millions, except per share information):

Years ended December 31,	2001	2000	1999
Pro forma net income	$930.6	$1,035.4	$1,030.0
Pro forma earnings per share:			
Basic	$ 0.89	$ 1.01	$ 1.01
Diluted	$ 0.86	$ 0.95	$ 0.95

Information regarding employee stock options outstanding as of December 31, 2001 is as follows (shares in millions):

	Options outstanding			Options exercisable	
Price range	Shares	Weighted-average exercise price	Weighted-average remaining contractual life	Shares	Weighted-average exercise price
$10.00 and under	4.1	$ 9.66	0.6 years	4.1	$ 9.66
Over $10.00 to $15.00	24.4	$13.77	2.4 years	23.2	$13.75
Over $15.00 to $30.00	20.6	$17.01	3.6 years	14.6	$17.11
Over $30.00 to $60.00	17.1	$35.04	4.6 years	8.1	$33.37
Over $60.00	28.2	$65.56	6.1 years	3.4	$68.11

Employee stock purchase plan

The Company has an employee stock purchase plan whereby, in accordance with Section 423 of the Internal Revenue Code, eligible employees may authorize payroll deductions of up to 10% of their salary to purchase shares of the Company's common stock at the lower of 85% of the fair market value of common stock on the first or last day of the offering period. During the years ended December 31, 2001 and 2000, employees purchased 0.6 million and 1.3 million shares at weighted-average prices of approximately $47.97 and $30.33 per share, respectively. No shares were purchased under the employee stock purchase plan during 1999 because the Company had a 15 month offering period which extended from January 1, 1999 to March 31, 2000. At December 31, 2001, the Company had 15.6 million shares available for future issuance under this plan.

Defined contribution plans

The Company has defined contribution plans covering substantially all employees in the U.S. and its possessions. Under these plans, the Company makes certain amounts of matching contributions for those employees who elect to contribute to the plans and makes additional contributions based upon the compensation of eligible employees regardless of whether or not the employees contribute to the plans. In addition, the Company has other defined contribution plans covering certain employees of the Company and employees of its foreign affiliates. The Company's expense for its defined contribution plans totaled $45.2 million, $42.6 million, and $34.3 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Note 8: Balance sheet accounts

Property, plant, and equipment consisted of the following (in millions):

December 31,	2001	2000
Land	$ 207.7	$ 120.0
Buildings and building improvements	980.1	901.7
Manufacturing equipment	356.5	287.6
Laboratory equipment	394.3	338.1
Furniture and office equipment	894.8	672.6
Leasehold improvements	67.0	53.7
Construction in progress	209.5	345.5
	3,109.9	2,719.2
Less accumulated depreciation and amortization	(1,163.8)	(937.7)
	$ 1,946.1	$1,781.5

Accrued liabilities consisted of the following (in millions):

December 31,	2001	2000
Employee compensation and benefits	$147.2	$151.9
Sales incentives, royalties, and allowances	124.7	107.6
Obligations from terminating collaboration agreements (see Note 4, "Other items, net")	100.7	—
Due to affiliated companies and corporate partners	97.6	92.8
Income taxes	92.6	116.7
Clinical development costs	56.0	50.5
Other	147.5	99.7
	$766.3	$619.2

Note 9: Fair values of financial instruments

The carrying amounts of cash, cash equivalents, marketable securities, and marketable equity investments approximated their fair values. Fair values of cash equivalents, marketable securities, and marketable equity investments are based on quoted market prices.

The carrying amount of commercial paper approximated its fair value as of December 31, 2001 and 2000. The fair values of long-term debt at December 31, 2001 and 2000 totaled approximately $244.9 million and $222.0 million, respectively. The fair values of commercial paper and long-term debt were estimated based on quoted market rates for instruments with similar terms and remaining maturities.

The carrying amounts of derivative instruments approximated their fair values. At December 31, 2001 and 2000, the fair values of derivative instruments were not material.

Note 10: Segment information

The company operates in one business segment – human therapeutics. Therefore, results of operations are reported on a consolidated basis for purposes of segment reporting. Enterprise-wide disclosures about revenues by product, revenues and long-lived assets by geographic area, and revenues from major customers are presented below.

Revenues

Revenues consisted of the following (in millions):

Years ended December 31,	2001	2000	1999
EPOGEN®/Aranesp™	$2,150.0	$1,962.9	$1,759.1
NEUPOGEN®	1,346.4	1,223.7	1,256.6
Other product sales	14.6	15.6	27.1
Total product sales	3,511.0	3,202.2	3,042.8
Other revenues	504.7	427.2	297.3
Total revenues	$4,015.7	$3,629.4	$3,340.1

Geographic information

Outside the U.S., the Company sells NEUPOGEN® in the European Union ("EU"), Canada, and Australia. Outside the U.S., the Company sells Aranesp™ in most countries in the EU, Australia, and New Zealand. Information regarding revenues and long-lived assets (consisting of property, plant, and equipment) attributable to the United States and to all foreign countries collectively is stated below. The geographic classification of product sales was based upon the location of the customer. The geographic classification of all other revenues was based upon the domicile of the entity from which the revenues were earned. Information is as follows (in millions):

Years ended December 31,	2001	2000	1999
Revenues:			
U.S. and possessions	$3,688.5	$3,343.0	$3,024.5
Foreign countries	327.2	286.4	315.6
Total revenues	$4,015.7	$3,629.4	$3,340.1

December 31,	2001	2000	1999
Long-lived assets:			
U.S. and possessions	$1,861.0	$1,706.5	$1,475.7
Foreign countries	85.1	75.0	77.9
Total long-lived assets	$1,946.1	$1,781.5	$1,553.6

Major customers

Amgen uses wholesale distributors of pharmaceutical products as the principal means of distributing the Company's products to clinics, hospitals, and pharmacies. The Company monitors the financial condition of its larger distributors and limits its credit exposure by setting appropriate credit limits and requiring collateral from certain customers.

For the year ended December 31, 2001, sales to three large wholesalers each accounted for more than 10% of total revenues. Sales to these three wholesalers were $1,470.1 million, $535.8 million, and $459.8 million. For the years ended December 31, 2000 and 1999, sales to two large wholesalers each accounted for more than 10% of total revenues. Sales to these wholesalers were $1,233.4 million and $445.2 million, respectively, for the year ended December 31, 2000. Sales to these two wholesalers were $1,078.0 million and $438.2 million, respectively, for the year ended December 31, 1999.

At December 31, 2001, amounts due from three large wholesalers each exceeded 10% of gross trade receivables, and accounted for 64% of gross trade receivables on a combined basis. At December 31, 2000, amounts due from four large wholesalers each exceeded 10% of gross trade receivables, and accounted for 51% of gross trade receivables on a combined basis.

Note 11: Kinetix acquisition

On December 14, 2000, Amgen acquired all of the outstanding shares of Kinetix Pharmaceuticals, Inc. ("Kinetix"), a privately held company, in a tax-free exchange for 2.6 million shares of Amgen common stock. The acquisition was accounted for under the purchase method of accounting, and accordingly, the operating results of Kinetix are included in the accompanying consolidated financial statements starting from December 14, 2000. The acquisition was valued at $172.2 million, including $1.0 million of related acquisition costs and $6.5 million of Amgen restricted common stock issued in exchange for Kinetix restricted common stock held by employees retained from Kinetix. The $6.5 million is being recognized as compensation expense over the vesting period of the restricted common stock.

The purchase price was allocated among identifiable tangible and intangible assets and liabilities of Kinetix based upon their fair values. A discounted, risk-adjusted cash flow analysis was performed to value the technology platform of Kinetix expected to generate future molecules that may be developed into human therapeutics, as well as in-process research projects. The analysis resulted in valuing the acquired base technology at $36.6 million, which was capitalized and will be amortized on a straight-line basis over a 15 year period. Additionally, $30.1 million of value was assigned to acquired in-process research and development, and was expensed on the acquisition date in accordance with generally accepted accounting principles. The excess of the purchase price over the fair values of assets and liabilities acquired of $103.3 million was allocated to goodwill, which was amortized through December 31, 2001 using a 15 year useful life. Goodwill amortization ceased beginning January 1, 2002 (see Note 1, "Summary of significant accounting policies – Recent accounting pronouncements").

Note 12: Proposed merger with Immunex

On December 16, 2001, the Company signed a definitive agreement to acquire Immunex Corporation ("Immunex") in a transaction to be accounted for as a purchase. Immunex is a biopharmaceutical company dedicated to developing immune system science to protect human health. Under the terms of the agreement, each share of Immunex common stock outstanding at the closing of the merger, other than shares as to which dissenters' rights have been validly exercised, will be converted into 0.44 of a share of Amgen common stock and $4.50 cash. In addition, at the closing of the merger each option outstanding to purchase a share of Immunex common stock will be assumed by Amgen and exchanged into an option to purchase Amgen common stock based on the terms of the merger agreement. The estimated purchase price is approximately $17.6 billion, which includes the cash portion of the merger consideration, the estimated fair values of Amgen stock issued and options to be exchanged, and the direct transaction costs. The final purchase price will be determined based upon the number of Immunex shares and options outstanding at the closing date. The transaction is expected to close in the second half of 2002, subject to approval by shareholders of both companies, customary regulatory approvals, as well as other customary closing conditions.

Note 13: Quarterly financial data (unaudited)

(in millions, except per share data):

2001 Quarter Ended	Dec. 31[1]	Sept. 30	June 30	Mar. 31
Product sales	$974.1	$879.6	$858.9	$798.4
Gross margin from product sales	821.6	776.9	760.5	709.0
Net income	163.0	329.9	321.9	304.9
Earnings per share:				
Basic	$ 0.16	$ 0.31	$ 0.31	$ 0.29
Diluted	$ 0.15	$ 0.30	$ 0.30	$ 0.28

2000 Quarter Ended	Dec. 31[2]	Sept. 30[3]	June 30	Mar. 31[4]
Product sales	$846.8	$851.0	$806.8	$697.6
Gross margin from product sales	735.3	741.5	705.1	611.9
Net income	210.8	358.9	302.6	266.2
Earnings per share:				
Basic	$ 0.20	$ 0.35	$ 0.29	$ 0.26
Diluted	$ 0.19	$ 0.33	$ 0.28	$ 0.25

[1] During the fourth quarter of 2001, the Company recorded a charge of $203.1 million, primarily related to the costs of terminating collaboration agreements with various third parties, including Praecis and certain academic institutions (see Note 4, "Other items, net – Termination of collaboration agreements"). In addition, Amgen recorded a charge of $39.5 million, included in cost of sales, to write-off certain inventory deemed not recoverable (see Note 1, "Summary of significant accounting policies – Inventories"). After applicable tax effects, the impact of these items on net income was $0.15 per share for the year ended December 31, 2001.

[2] During the fourth quarter of 2000, the Company recorded an after-tax charge of $30.1 million to write-off acquired in-process research and development related to the acquisition of Kinetix (see Note 11, "Kinetix acquisition"). In addition, the Company made a contribution of $25 million to the Amgen Foundation (see Note 4, "Other items, net – Amgen Foundation contribution"). After applicable tax effects, these amounts combined with the legal award discussed in item 3 below had no impact on net income for the year ended December 31, 2000.

[3] During the third quarter of 2000, the Company recorded a net legal award of $73.9 million, which primarily represents an award for certain costs and expenses, including attorney's fees, associated with the spillover arbitration with Johnson & Johnson (see Note 4, "Other items, net – Legal award, net").

[4] During the first quarter of 2000, sales were adversely impacted by Year 2000-related sales totaling $45 million. In addition, the Company believes sales were adversely impacted by additional 1999 year-end stockpiling of EPOGEN® by dialysis providers and by wholesalers reducing their inventories of NEUPOGEN®.

Note 14: Subsequent event (unaudited)

On February 22, 2002, the Company announced that it has agreed to issue $3.5 billion in aggregate face amount of 30-year zero coupon senior notes (the "Convertible Notes") that are convertible into shares of the Company's common stock. The proceeds from the offering, net of estimated issuance costs, are expected to be approximately $2.45 billion. The Company may raise up to an additional $321 million upon exercise of an over-allotment option that has been granted in connection with the offering. The Company expects to use approximately $650 million of the net proceeds to repurchase shares of its common stock simultaneously with the issuance of the Convertible Notes, with the remaining proceeds to be used for general corporate purposes.

The terms of the Convertible Notes include a yield to maturity of 1.125% and an initial conversion premium of 40%. Amgen may not call the Convertible Notes for redemption until five years from the date of issuance, after which they are redeemable by Amgen at the accreted value. The holders of the Convertible Notes will have the option to require the Company to purchase their Convertible Notes at the accreted value on specific dates in years three, five, ten, and fifteen. The Company may choose to pay the redemption purchase price in cash and/or shares of common stock. In addition, starting the day after the fifth anniversary of issuance, the Company will be obligated to make contingent interest payments if the market price of the Convertible Notes exceeds certain thresholds.

The issuance of the Convertible Notes is subject to customary closing conditions and is expected to be completed by March 1, 2002.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders of Amgen Inc.

We have audited the accompanying consolidated balance sheets of Amgen Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amgen Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in accordance with accounting principles generally accepted in the United States.

Ernst & Young LLP

Los Angeles, California
January 22, 2002

Board of Directors and Executive Officers

Board of Directors

David Baltimore
President
California Institute of Technology

Frank J. Biondi, Jr.
Senior Managing Director
WaterView Advisors LLC

William K. Bowes, Jr.
General Partner
U.S. Venture Partners

Jerry D. Choate
Retired Chairman and
Chief Executive Officer
The Allstate Corporation

Frederick W. Gluck
Retired Vice Chairman
Bechtel Group, Inc.

Franklin P. Johnson, Jr.
General Partner
Asset Management Partners

Steven Lazarus
Managing General Partner
ARCH Venture Partners, L.P.

Gilbert S. Omenn
Executive Vice President for Medical Affairs, University of Michigan;
Chief Executive Officer, University of Michigan Health System; and
Professor of Internal Medicine, Human Genetics, and Public Health

Judith C. Pelham
President and Chief Executive Officer
Trinity Health

Adm. J. Paul Reason, USN (Ret.)
President and Chief Operating Officer
Metro Machine Corporation

Donald B. Rice
President and Chief Executive Officer
Agensys, Inc.

Kevin W. Sharer
Chairman of the Board
Chief Executive Officer,
and President
Amgen

Patricia C. Sueltz
Executive Vice President
Software Systems Group
Sun Microsystems, Inc.

Executive Officers

Fabrizio Bonanni
Senior Vice President
Quality and Compliance

Dennis M. Fenton
Executive Vice President

Brian McNamee
Senior Vice President
Human Resources

George J. Morrow
Executive Vice President
Worldwide Sales and Marketing

Richard D. Nanula
Executive Vice President
Finance, Strategy and
Communications, and
Chief Financial Officer

Steven M. Odre
Senior Vice President
General Counsel and Secretary

Roger M. Perlmutter
Executive Vice President
Research and Development

Beth C. Seidenberg
Senior Vice President
Development

Kevin W. Sharer
Chairman of the Board
Chief Executive Officer,
and President

Stockholder Information

Corporate Office
One Amgen Center Drive
Thousand Oaks, California 91320-1799
(805) 447-1000

SEC Form 10-K
A copy of the company's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission, is available without charge upon written request to Corporate Secretary, Amgen, One Amgen Center Drive, Thousand Oaks, California 91320-1799; by calling (800) 84-AMGEN; or by accessing the company's Web site at www.amgen.com.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Stockholder Inquiries
Inquiries related to stock transfers or lost certificates should be directed to American Stock Transfer & Trust Company, (800) 937-5449 or (212) 936-5100. General information regarding the company and recent news releases can be obtained by contacting Amgen's automated stockholder information line at (800) 84-AMGEN or by accessing the company's Web site at www.amgen.com.

Independent Auditors
Ernst & Young LLP, Los Angeles, California

Annual Meeting
The Annual Meeting will be held on Thursday, May 16, 2002, at 10:30 a.m. at the Beverly Hilton Hotel, 9876 Wilshire Boulevard, Los Angeles, California 90210.

Price Range of Common Stock
The company's common stock trades on The Nasdaq Stock Market under the symbol AMGN. No cash dividends have been paid on the common stock to date, and the company currently intends to retain any earnings for development of the company's business and repurchases of its common stock.

The following table sets forth, for the fiscal periods indicated, the range of high and low closing sales prices of the common stock as quoted on The Nasdaq Stock Market for the fiscal years 2001 and 2000:

	2001		2000	
	High	Low	High	Low
4th Quarter	$68.49	$56.03	$71.38	$54.13
3rd Quarter	65.66	54.01	78.00	64.94
2nd Quarter	70.02	51.51	70.38	51.31
1st Quarter	74.19	54.94	74.69	52.25

Trademarks Listed in This Report
Amgen, Aranesp™, EPOGEN®, Kineret™, Neulasta™, NEUPOGEN®, and STEMGEN® are trademarks of Amgen Inc. Immunex and ENBREL® are trademarks of Immunex Corporation.

Hotlines
Customer Service Hotline (800) 28-AMGEN
Investor Materials Hotline (800) 84-AMGEN
Job Hotline (800) 446-4007
Medical Information Connection (800) 77-AMGEN
Reimbursement Hotline (800) 272-9376
Safety Hotline (800) 835-2879



Dora Menchaca

June 6, 1956
September 11, 2001

Joined Amgen in 1991
Associate Director, Clinical Research
PhD UCLA-Epidemiology

As a scientist, friend, wife, and mother, Dora cared deeply about people. She was passionate about her work, dedicated to her family, friends, and patients, and meticulous about her professional obligations. For Dora, no challenge was too great. Her commitment to improving patients' lives and advancing science will have a lasting impact.

We miss her deeply.

AMGEN

Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA
91320-1799

www.amgen.com

MC17249 830M/3-02 P50300-3